FORM 10-SB

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   -----------


                                   FORM 10-SB

                                   -----------


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934

                                   -----------


                             AssureTec Holdings Inc.
                             -----------------------
                 (Name of Small Business Issuer in its Charter)

                                    Delaware
                                    --------
         (State or other jurisdiction of incorporation or organization)

                                    20-007441
                                    ---------
                      (I.R.S. Employer Identification No.)

                               200 Perimeter Road
                                 Manchester, NH
                                 --------------
                    (Address of principal executive offices)

                                      03103
                                      -----
                                   (Zip Code)

                           Issuer's telephone number:
                           --------------------------
                                 (603) 641-8443

           Securities registered pursuant to Section 12(b) of the Act:
                                      None

           Securities registered pursuant to Section 12(g) of the Act:
                                  Common Stock
                                  ------------
                              (Title of Each Class)

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                                TABLE OF CONTENTS


PART I............................................................................................................2

   DESCRIPTION OF BUSINESS........................................................................................2
   OVERVIEW OF DISTRIBUTION......................................................................................14
   RISK FACTORS..................................................................................................15
   OTHER SUBSIDIARIES............................................................................................20
   THE DISTRIBUTION..............................................................................................20
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF  FINANCIAL CONDITION AND RESULTS OF OPERATIONS........................21
   DESCRIPTION OF PROPERTY.......................................................................................23
   SECURITY OWNERSHIP OF CERTAIN  BENEFICIAL OWNERS AND MANAGEMENT...............................................23
   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS..................................................32
   EXECUTIVE COMPENSATION........................................................................................35
   DESCRIPTION OF SECURITIES.....................................................................................41

PART II..........................................................................................................44

   MARKET PRICE FOR COMMON EQUITY  AND RELATED STOCKHOLDER MATTERS...............................................44
   LEGAL PROCEEDINGS.............................................................................................44
   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE..........................44
   RECENT SALES OF UNREGISTERED SECURITIES.......................................................................44
   INDEMNIFICATION OF DIRECTORS AND OFFICERS.....................................................................44

PART F/S          ..............................................................................................F-1

   a.    FINANCIAL STATEMENTS FOR ASSURETEC HOLDINGS, INC. (FORMERLY KNOWN AS TECH VENTURES, INC.) FOR
         THE FISCAL YEAR ENDED JUNE 30, 2003  ..................................................................F-2
   b.    FINANCIAL STATEMENTS FOR ASSURETEC HOLDINGS, INC. (FORMERLY KNOWN AS TECH VENTURES, INC.) FOR
         THE THREE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)  ...............................................F-16

PART III.........................................................................................................46

   INDEX AND DESCRIPTION OF EXHIBITS.............................................................................46

SIGNATURES.......................................................................................................47


                                     PART I

     Under the Private Securities Litigation Reform Act of 1995, companies are provided with a "safe harbor" for making forward-looking statements about the potential risks and rewards of their strategies. Forward-looking statements often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. In this prospectus, forward-looking statements also include:

     o    statements about our business plans;

     o    statements  about  the  potential  for  the  development,   regulatory
          approval and public acceptance of new services;

     o    estimates of future financial performance;

     o predictions of national or international economic, political or market conditions;

     o statements regarding other factors that could affect our future operations or financial position; and

     o    other statements that are not matters of historical fact.

     These statements may be found under "Management's Discussion and Analysis or Plan of Operations" and "Description of Business" as well as in this Form 10-SB generally. Our ability to achieve our goals depends on many known and unknown risks and uncertainties, including changes in general economic and business conditions. These factors could cause our actual performance and results to differ materially from those described or implied in forward-looking statements.

     These forward-looking statements speak only as of the date of this Form 10-SB. We believe it is in the best interests of our investors to use forward-looking statements in discussing future events. However, we are not required to, and you should not rely on us to, revise or update these statements or any factors that may affect actual results, whether as a result of new information, future events or otherwise.

                             DESCRIPTION OF BUSINESS

     a.   Business Development and Corporate History

     AssureTec Holdings Inc. ("AssureTec Holdings" or the "Company"), formerly Tech Ventures, Inc., was organized under the laws of the State of Delaware on June 12, 2002. AssureTec Holdings' issued and outstanding common stock is currently 100% owned by Element 21 Golf Company ("Element 21"), a company publicly traded on the Over-the-Counter Bulletin Board ("Bulletin Board") under the symbol BRLN. AssureTec Holdings' primary asset is our ownership of 2,716,900 shares of common stock of AssureTec Systems, Inc. ("AssureTec Systems"), whose business is included in the discussion below and with which our financials are consolidated because of the common control by our Chairman and CEO Dr. Bruce Reeves. See "--Financial Statements" beginning on page F-1.

     AssureTec Systems was formed as a Delaware corporation in October 2001. In November 2001, Element 21 (which at that time was named BRL Holdings, Inc.) acquired 100% of AssureTec Systems ("the AssureTec Acquisition") by issuing 6,354,000 shares of Element 21 restricted common stock together with options to acquire 4,750,000 shares of Element 21 common stock in exchange for all the 6,354,000 issued and outstanding shares of AssureTec Systems common stock and options to acquire 4,750,000 shares of AssureTec Systems common stock.

     On April 1, 2002 Element 21 exchanged 2,852,000 of the shares of AssureTec Systems common stock that it had received in the AssureTec Acquisition for 5,704,000 shares of Element 21 common stock, from substantially all the founders and consultants from whom Element 21's interest in AssureTec Systems was initially acquired. In addition, options to acquire 4,750,000 shares of Element 21 common stock then held by these individuals were cancelled. As a result of these transactions and the issuance of additional shares of AssureTec Systems common stock to employees upon the exercise of stock options, Element 21's ownership of AssureTec Systems decreased to 34.2% of the outstanding shares of common stock. Element 21 undertook this latter transaction because AssureTec Systems was still in its development stage and Element 21 was unable to generate sufficient capital to support AssureTec Systems as a wholly owned subsidiary.

     In June 2002, Element 21 formed AssureTec Holdings as a wholly owned subsidiary and transferred substantially all of Element 21's assets and liabilities to AssureTec Holdings. The assets transferred to AssureTec Holdings included the shares of AssureTec Systems, Advanced Conductor Technologies, Inc. ("ACT"), Biorelease Technologies, Inc. ("BTI") and I-JAM Entertainment, Inc. ("IJAM") that were then owned by Element 21. AssureTec Systems, ACT, BTI and IJAM are referred to collectively as the "Subsidiaries."

     Effective October 3, 2002, Element 21 (which at that time was named "BRL Holdings, Inc.") acquired 100% of the outstanding common stock of Element 21 Technologies, Inc., formerly known as Element 21 Golf Company, a Delaware corporation (the "Golf Company"), in exchange for 42,472,420 shares of Element 21 restricted common stock (the "Element 21 Acquisition"). Element 21 also issued options to acquire 6,432,000 shares of Element 21 common stock in exchange for options to acquire 6,432,000 shares of the Golf Company common stock. The Element 21 Acquisition was accounted for as a "reverse acquisition" using the purchase method of accounting, because it resulted in the stockholders of the Golf Company owning a majority of the stock of Element 21 immediately following the Element 21 Acquisition.

     Immediately following the Element 21 Acquisition, the Board of Directors of Element 21 resolved to effect, by exemption from registration under the Securities Act of 1933, a distribution (the "Holdings Spin-Off") of Element 21's interests in AssureTec Holdings, to Element 21 stockholders of record as of October 4, 2002 (excluding, in accordance with the consent of such stockholders, shares held by stockholders who received shares of Element 21's common stock in connection with the Element 21 Acquisition). We intend to complete the Holdings Spin-Off at the same time that we distribute this Form 10-SB to the persons receiving common stock of AssureTec Holdings in the Holdings Spin-Off.


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

     At or about the same time as the Holdings Spin-Off, AssureTec Holdings intends to acquire the 6,434,508 outstanding shares of AssureTec Systems that are not currently owned by AssureTec Holdings by conducting a share-for-share exchange (the "Systems Exchange") with stockholders of AssureTec Systems. Pursuant to the Systems Exchange, each holder of AssureTec Systems common stock will have the right to receive two shares of AssureTec Holdings common stock for each share of AssureTec Systems common stock exchanged by such holder. In addition, each holder of an option to acquire one share of AssureTec Systems common stock (a "Systems Option") will have the right to exchange his or her Systems Option for an option to acquire two shares of AssureTec Holdings at a price per share equaling one-half of the exercise price of the exchanged Systems Option, and otherwise on the same terms and conditions as provided by such holder's exchanged Systems Option. Also pursuant to the Systems Exchange, each holder of AssureTec Systems Series A-1 Preferred Stock (the "Systems Preferred") will be entitled to exchange each share of Systems Preferred for two shares of AssureTec Holdings preferred stock. The shares of AssureTec Holdings preferred stock exchanged in the Systems Exchange will have the same terms and preferences as the shares of the Systems Preferred so that the holder of Systems Preferred will have the same position with respect to AssureTec Holdings that it had with respect to AssureTec Systems. There is no assurance that the Systems Exchange will result in 100% ownership of AssureTec Systems by AssureTec Holdings, but there are only 35 stockholders of AssureTec Systems, and AssureTec Holdings believes that holders of substantially all of the outstanding securities of AssureTec Systems will agree to the Systems Exchange.

     AssureTec Holdings has no operations except for activities of AssureTec Systems, and therefore the following discussion of products, markets and business opportunity relates solely to AssureTec Systems. See "Other Subsidiaries" below, concerning the other subsidiaries of AssureTec Holdings, both of which have no active business.

     b.   The Business of AssureTec Systems, Inc.

     AssureTec Systems is a development stage company that is a provider of technology that enables security solutions to automate, manage and authenticate identification documents. With its recent shipment of hardware and software to be used on the borders of Chile, AssureTec Systems has now commenced entry into this market as an integrated solution provider combining its proprietary hardware and software product lines - i-Dentify(TM) and AssureID(TM), respectively. These products, combined with biometrics and associated integration software provided by others, provide a cost-effective and automated answer to an essential security question--"What is the risk of passage associated with this identity as presented"?

     Government-issued ID documents come in various sizes, colors and quality levels. Unlike the field of telecommunications in which all manufacturers agree in advance on conventions and standards so as to enable network services and solutions, the world of passports and government-issued ID documents has few standards. Countries issuing approximately 60% of the most widely used passports subscribe to International Civil Aviation Organization ("ICAO") standards developed by the airlines almost 10 years ago. But even these "ICAO standard" passports are quite often issued and printed "off spec." In addition, national identity cards, drivers' licenses, and visas represent over a thousand additional types of government issued ID documents worldwide.


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

     In the future, as AssureTec Systems' products and technologies become more widely used in security solutions worldwide, AssureTec Systems expects to begin licensing its rules-based document management software to other reader companies that currently compete with the Company.

     Since the events of September 11, 2001 in the United States, almost every government is struggling with increasing the security of its issued documents in order to strengthen its borders and protect critical infrastructure. New biometric and smart card solutions are proposed and tested every day. Absent a cooperative effort to replace every issued identity document by virtually every government in the world, identity documents that are already issued in multiple-formats and pursuant to multiple standards will be in circulation for another twenty to thirty years. Additionally, when new smart card and enhanced passport systems are placed in service, they will add to a growing list of disparate documents that a border agent or facilities control agent must monitor and approve.

     AssureTec Systems maintains a web site describing its products and services in detail (www.assuretec.com).

Targeted Market Segments

     AssureTec Systems' market opportunity is a part of the public and private security market. Its focus is in the area of Automated Identity Document Management and Authentication, which we believe will be a multi-billion dollar market. AssureTec Systems expects that its products will initially address three major market segments: Border Management, Travel Security, and Facility Access.

     AssureTec Systems plans to first focus on Border Management and Travel Security. The dual objectives of improving security and reducing processing time at borders and in public transportation, combined with recent legislation which requires border control authentication technology to be deployed by year-end 2004, will dramatically accelerate the adoption of new security technologies by public and commercial end users.

     Solutions are also being sought to enhance identity verification at the issuance step of identity credentials such as driver's licenses, visas, and passports. AssureTec Systems estimates that by year 2008, this Travel & Border Security market will exceed $6 billion in accessible opportunity.

     In addition, there is significant interest in improving security in the General Access Identification ("GAI") market. Solutions are being sought to meet critical security requirements, especially those specific to enhanced identity verification. The major applications of GAI technology involve opening new bank accounts, personnel access for high-risk areas, and increased facility security for high profile buildings or national monuments. Another application of GAI is counter-terrorist measures, which include tighter purchase control of guns, explosives, chemicals, biologicals, and other hazardous materials. AssureTec Systems estimates that, by year 2008, this segment will exceed $3 billion in accessible opportunity.

                  Common Customer Need

     AssureTec Systems believes that it meets, in whole or in part, several common customer requirements across all of its markets, which include its ability to:

          (i) quickly and effectively identify and read any identification document types issued by a myriad of organizations;

          (ii) facilitate  the   correlation  of  biometric   markers   (facial,
               fingerprints, etc.) and other security information between the document and its presenter;

          (iii)confirm that the document presented is unaltered, contains the appropriate characteristics, and shows not to be expired;

          (iv) maintain throughput at control point; and

          (v) preserve and protect established personal privacy and security protocols.

     The AssureTec Systems security products and services are designed to incorporate these goals into market-driven solutions.

AssureTec Systems Platform and Management System

     AssureTec Systems has developed an integrated identity document management platform that can automatically identify and validate any identity document type being presented, regardless of whether the document has been printed according to ICAO standards.

     Furthermore, the AssureTec Systems platform includes a proprietary document specifications library that ascertains the degree to which security features and known document characteristics are present or absent in any document being presented, whether ICAO standard or not. This capability enables a higher level of automation, with a higher degree of public access and security risk management, to a border, passenger check-in terminal, sensitive facility, or other control point.

     As a subset of this document management software product, AssureTec Systems offers document authentication management for each document type supported. The software utilizes a weighted risk-scoring scheme for each security feature confirmed, or absent, based on the individual requirements of a particular access point.

     Once a document that is already enrolled in the AssureTec Systems data library has been recognized by the AssureTec Systems automated identity document management system, predetermined protocols are applied according to the specific requirements of the local control point. These rules and protocols drive the level of data extraction and enable further analyses including: biometrics, document security feature analysis (authentication), matching to watch lists, stolen document lists, passenger manifests, and the like.

     Because of its ability to recognize virtually any travel documents in circulation, AssureTec Systems' automated identity document management system can be deployed immediately in public transportation or other infrastructure applications, including existing airline, travel, and facility control systems, without waiting for enrollment under new document issuance. For example, its proprietary software can be programmed to develop transportation manifests automatically, prioritize baggage handling, and integrate with security watch lists. The software can work across networks of large facilities to deliver higher levels of confidence as to the identity of those persons within the facility.

Comparison with Competitive Technologies

     Competitive ID document automated reader technology is constrained by reading limited areas of single document types. On the other hand, because of its omni-font capability and advanced pattern matching, the AssureTec Systems' i-Dentify(TM) document management system reads the entire document, enabling it to extract substantially more data from a travel document than that contained in the machine-readable portion of the document. Further, the technology can be applied to any travel document in its library.

     Also, the machine-readable portion of the document is the least secure and easiest portion to modify. AssureTec Systems' ability to read and extract data from the secure portion of a document while matching the data to that contained in the machine-readable portion enables the processing of a significantly higher percentage of travel documents with higher levels of security and automation.

     The automated manner used by the system to extract data permits automation of a control point with only limited manual clerical intervention. This AssureTec Systems automation allows inspectors to be "face to face," evaluating human behavior, rather than "heads-down," interacting with a keyboard.

     Processing time is another significant advantage of the AssureTec Systems document management software. AssureTec Systems uses its proprietary knowledge-based software hierarchy to draw only the images and information necessary to identify a particular document and complete the processing protocol. This makes the system faster and keeps lines moving.

     AssureTec Systems believes its performance advantages will allow it to capture substantial market share.

Marketing Strategy

     AssureTec  Systems  anticipates  that the  end-users  of its  products  and services will include security management firms and solution providers, corporate trustees of facility security, domestic government agencies, U.S. Department of Homeland Security, U.S. Transportation Security Agency, U.S. Department of State, U.S. Customs, state departments of motor vehicles, and comparable organizations in foreign countries, although there is no assurance that any of these will become end-users. AssureTec Systems' marketing approach will seek to generate product "pull," through the AssureTec Systems program of accessing and influencing high-level agency and government specifiers, as described below.

     AssureTec Systems plans to distribute its products primarily through systems integrator channels that have significant leadership positions in each targeted market segment. For U.S.


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

government applications such as borders and transportation, AssureTec Systems intends to create market "push" through strategic relations with large government integrators such as: Northrop-Grumman, Lockheed Martin, Unisys, CSC, SAIC, and comparable integrators located overseas. There is no assurance that AssureTec Systems will be able to establish any of these relations.

     "Pull" is created by regular publication and presentation of projects by the Company's founders and product managers before domestic and international industry forums, supplemented by personal visits to government specifiers. AssureTec Systems expects that this "Pull" combined with the marketing efforts of the leading integrators will carry AssureTec's products into these government channels.

     End users routinely conduct pilot programs to evaluate new technologies. AssureTec Systems recently was allowed to participate in a border control pilot study in the Middle East. As part of a similar pilot study organized by Unisys, a large government integrator, AssureTec Systems was awarded contracts for a border control pilot study in Chile. Following this pilot study, AssureTec was awarded the first phase contract to supply reader hardware and software to manage the borders of Chile. AssureTec Systems expects its technology will be a participant in several additional pilot programs overseas although there is no assurance that this will occur.

     Upon resolution of current U.S. Homeland Security ("Homeland") funding constraints, AssureTec Systems expects to participate in one or several Homeland pilot programs. Separate direct discussions on other projects are ongoing regarding Homeland, U.S. Transportation Security Agency, U.S. Department of State, U.S. Customs and other government applications. There can be no assurance that any of these projects or any pilot programs will occur.

Specific Products and Services

     AssureTec Systems offers an integrated solution that consists of an identity document manager software platform, a proprietary document library that can be "trained" to recognize almost any document to enable operation without manual intervention, and a proprietary, full color, digital document reader. AssureTec Systems' integrated solution offers competitive security solutions without disrupting the efficient flow of people and products. Appropriate privacy protection for all citizens is enabled as a matter of design.

Proprietary Document Reader Classifier

     i-DentifyTM is the basis of AssureTec Systems' family of advanced ID Reader/Authenticator products. Current models have the capability of reading and authenticating passports and other travel documents regardless of which set of government standards to which Travel Document standards conform, as well as providing the capability of reading and authenticating driver's licenses and state-issued ID cards. The product is capable of being programmed to read and authenticate virtually any document that can be placed in a 3" x 5" viewing window.

     i-DentifyTM products incorporate patent-pending technologies to inspect and analyze an entire document, enable biometrics, link the presenter to that document, and enable a search against relevant databases or "watch" lists to derive an ultimate risk assessment "score." Most often, these processes happen in a matter of seconds, in a manner that minimizes invasion of an individual's privacy.

     AssureTec Systems shipped its first production units of i-Dentify(TM) in November 2003 as part of a document security solution for the borders of Chile.

     AssureID(TM) is being designed to be a full client-server software platform that will serve as an enterprise-wide central management and analysis solution.

     AssureTec Systems' ability to recognize a large number of different document types is a direct result of its patent pending technology that recognizes any document registered in its proprietary document library. By using its proprietary reader to register issued document standards, AssureTec Systems achieves the highest level of sensitivity and resolution by controlling image quality and lighting uniformity. This maximizes the amount of information being read.

     The resulting document library knowledge base has been built by registering both ICAO and non-ICAO documents in its knowledge base, thus ensuring the broadest and highest level of document classification and authentication. AssureTec Systems currently does not support other document readers, but it has plans to modify its software to enable licensing of the Company's software to other competitive reader manufacturers.

     As a subset to the overall platform, AssureTec Systems offers rules-based document authentication management for each document type supported, along with a weighted risk-scoring scheme for each security feature confirmed or found absent based on the requirements of a particular control or access point.

     The AssureID(TM) client server platform is designed to permit easy integration into existing systems, centralized management of multiple clients, and as a secure node, to link to disparate, trust-authority databases.

     Following purchase of a system, the customer is anticipated to engage AssureTec Systems to provide regular software upgrades to both the document manager software and the document library knowledge base, creating an ongoing revenue stream from the installed base. There is no assurance that this will occur.

Competition

     Currently, the market for ID document readers is fragmented, without a dominant player. The competitive field is comprised of low profile divisions of large corporations or small companies. Both lack any real differentiating competitive advantage. AssureTec Systems believes that its superior patent pending intellectual property and advanced technology platform will allow it to dominate the market, effectively creating a barrier to entry for competing solutions that can meet the demanding throughput and forensic requirements of the emerging applications; however, there is no assurance that other companies will not develop competing solutions.

     We believe that companies such as Canadian Bank Note (Canada), AIT Corp (Canada, now affiliated with 3M), Imaging Automation, Bundesdruckerei (Germany), OCE (Germany), Dynjab (Australia), Rochfort-Thompson (U.K.), Smiths Heimann Biometrics and DataStrip (U.K./U.S.) have only some of the necessary components of the technology necessary to deliver a competitive solution. These companies currently occupy an ancillary place in the overall security market. Although there is no assurance, they may, in fact, represent a strategic source of funding (revenue or equity) as they seek to enhance their product capabilities and gain access to the AssureTec Systems' platform technology.

     The market's evolution towards a better definition of its needs and required solutions is influencing the strategic direction of several of the players. 3M acquired AIT in 2002 to access its reader technology and passport issuance position. Identix acquired Visionics, forming a half-billion dollar biometrics enterprise. Companies such as Intellicheck, IDLogix and others are trying to adapt existing products originally developed for underage screening applications to the general document reader/authenticator market. Numerous biometrics companies such as Viisage, BioKey, Identix and others are looking for broader ways to deliver their limited biometrics offerings.

Proprietary Information

     AssureTec Systems, Inc. has applied for a U.S. patent in the fields of document automation, security and authentication, respectively, for a total of three patents. Each of these patent applications has been petitioned for acceleration based on its application to counter-terrorism activities. There is no assurance that any of these patents will ever be issued or, if issued, that the business of the Company will not be challenged by a competitor as infringing on its respective issued patent. Our intellectual property includes our web site, web site organization, our domain name, and the name, "AssureTec Systems, Inc."

Effects of Existing or Probable Government Regulation

     Currently, we are not subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to privacy regulation. However, as AssureTec Systems begins to establish an installed base and its systems become more widely employed, of which there is no assurance, it is possible that a number of laws and regulations may become applicable along with other laws and regulations which will be adopted with respect to ID document management.

     We are not certain how our business operations and liability may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, qualification to do business, and personal privacy. The vast majority of these laws were adopted prior to the events of September 11, 2001 in New York and Washington, D.C. As a result, they do not contemplate or address the unique issues of ID document management and related technologies. Changes in laws intended to address these issues could create uncertainty in the marketplace. This uncertainty could reduce demand for our services, increase the cost of doing business as a result of litigation costs, and/or increase service delivery costs.

     Sarbanes-Oxley Act

     The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") imposes a wide variety of new regulatory requirements on publicly held companies and their insiders. Many of these requirements will affect us. For example:

     o Our chief executive officer and chief financial officer must now certify the accuracy of all our periodic reports that contain financial statements;
     o Our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures; and
     o On and after July 30, 2002, we may not make any loan to any director or executive officer, and we may not materially modify any loans that existed prior to that date.

     The Sarbanes-Oxley Act has required us to review our current procedures and policies to determine whether they comply with the Sarbanes-Oxley Act and the new regulations promulgated there under. We will continue to monitor our compliance with all future regulations that are adopted under the Sarbanes-Oxley Act.

     Penny Stock

     Our common stock is "penny stock" as defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks:

     o    with a price of less than five dollars per share;
     o    that are not traded on a "recognized" national exchange;
     o    whose prices are not quoted on the NASDAQ automated  quotation system;
          or
     o in issuers with net tangible assets less than $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000, if in continuous operation for less than three years, or with average revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Exchange Act and Rule 15g-2 of the Securities and Exchange Commission require broker/dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before making any transaction in a penny stock for the investor's account. You are urged to obtain and read this disclosure carefully before purchasing any of our shares.

     Rule 15g-9 of the Securities and Exchange Commission requires broker/dealers in penny stocks to approve the account of any investor for transactions in these stocks before selling any penny stock to that investor. This procedure requires the broker/dealer to:

     o get information about the investor's financial situation, investment experience and investment goals;

     o reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor can evaluate the risks of penny stock transactions;
     o provide the investor with a written statement setting forth the basis on which the broker/dealer made his or her determination; and
     o receive a signed and dated copy of the statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment goals.

     Compliance with these requirements may make it harder for our stockholders to resell their shares.

     Reports to Security Holders

     After this Registration Statement becomes effective with the Securities and Exchange Commission (the "SEC"), the Company will file periodic reports with the SEC pursuant to the requirements of the Securities Exchange Act of 1934. These reports include, among others, a Quarterly Report on Form 10-QSB within 45 days after the end of each of the first three quarters of the Company's fiscal year, and an Annual Report on Form 10-KSB within 90 days after the end of the Company's fiscal year. The Company does not currently file any such reports. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

     Section 14(a) of the Exchange Act requires all companies with securities registered pursuant to Section 12(g) of the Exchange Act to comply with the rules and regulations of the Securities and Exchange Commission regarding proxy solicitations, as outlined in Regulation 14A. Matters submitted to stockholders of our Company at a special or annual meeting thereof or pursuant to a written consent will require our Company to provide our stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to our stockholders.

     Small Business Issuer

     The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25,000,000; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25,000,000 or more. We are deemed to be a "small business issuer."

Cost of Environmental Compliance

     AssureTec Systems does not believe that the production and use of its products represents any significant environmental impact or risk since its products are constructed of readily available commercial components.

Sources and Availability of Raw Materials

     AssureTec Systems currently outsources its manufacturing of hardware instrumentation to a private company located approximately one mile from AssureTec Systems' facilities. This private company manufactures aviation instruments as well as AssureTec Systems' products. Camera components, lenses and associated circuit boards are available from at least two suppliers and AssureTec Systems believes this will result in no significant risk of supply interruption.

Research and Development

     From inception to June 30, 2003 AssureTec Systems has incurred $2,093,285 in research and development costs and additional $297,657 of research and development costs for the quarter ended September 30, 2003.

Employees

     Currently, AssureTec Systems employs 18 full-time employees. All employees are currently deferring salary.

Management of AssureTec Systems

     The following individuals represent the senior management team of AssureTec
Systems:

       Name                                     Position
-----------------------    -----------------------------------------------------

R. Bruce Reeves, Ph.D.     Chairman,  Cofounder,  Chief Executive Officer,
                           Director of AssureTec Systems and AssureTec Holdings

Bruce Monk                 Cofounder, Chief Technology Officer and Director of
                           AssureTec Systems

Robert C.                  Babbitt Chief Operating Officer and President of
                           AssureTec Systems

Glenn Larson, Sr.          Vice President Operations of AssureTec Systems

Kevin T. McGuire           Treasurer and Secretary of AssureTec Systems and
                           AssureTec Holdings

Please see "--Directors, Executive Officers, Promoters and Control Persons" beginning on page 32 for complete biographies of officers and directors of AssureTec Holdings and AssureTec Systems.

                            OVERVIEW OF DISTRIBUTION

     On October 3, 2002, Element 21 (formerly BRL Holdings, Inc.) acquired 100% of the outstanding common stock of Element 21 Technologies, Inc., formerly known as Element 21 Golf Company, in exchange for shares of Element 21 common stock (the "Element 21 Acquisition"). Element 21 is conducting a pro rata distribution (the "Holdings Spin-Off") of all the outstanding stock of AssureTec Holdings to Element 21 stockholders as of October 4, 2002 (excluding, in accordance with the consent of such stockholders, the shares held by stockholders who received Element 21 shares pursuant to the Element 21 Acquisition). Element 21 stockholders participating in the Holdings Spin-Off are referred to as the "Participating Stockholders."

     Pursuant to the Holdings Spin-Off, which is expected to take place on or about February 15, 2004, each Participating Stockholder will receive two shares of AssureTec Holdings for every share of Element 21 held. Immediately after the Holdings Spin-Off is completed, Element 21 will not own any shares of AssureTec Holdings, and AssureTec Holdings will be an independent public company.

     No holder of Element 21 common stock will be required to pay any cash or other consideration, or to surrender or exchange shares of Element 21 common stock, to receive AssureTec Holdings shares distributed in the Holdings Spin-Off. The Holdings Spin-Off will not affect the number of outstanding shares of Element 21 or any rights of Element 21 stockholders.

     The Board of Directors of Element 21 believes that separating AssureTec Holdings from Element 21 will provide better growth opportunities for each company.

Summary of Distribution

Distributing Company:              Element 21 Golf Company, a Delaware
                                   corporation

Distributed Company:               AssureTec Holdings, Inc., a Delaware
                                   corporation

Securities to be distributed:      5,433,800  shares of AssureTec  Holdings
                                   common stock, based on the number of shares of AssureTec Holdings common stock outstanding as of November 30, 2003. Element
                                   21 stockholders will not be required to pay for the common stock of AssureTec Holdings to be received in the Holdings Spin-Off or to surrender or exchange shares of Element 21 common stock or to take any other action in connection with the Holdings Spin-Off.

Record Date:                       October 4, 2002

Distribution Date:                 Currently estimated to be February 15, 2004

Distribution                       Agent: AssureTec Holdings will serve as its
                                   own distribution agent for the Holdings
                                   Spin-Off. Following the effective date of the Holdings Spin-Off, stockholders of Element 21 with questions concerning procedural issues related to the Holdings Spin-Off may call Dr.
                                   Bruce Reeves at (603) 641-8443.

Material Federal Income Tax
Consequences of the Distribution:  See "--THE  DISTRIBUTION:  Material Federal
                                   Income Tax Consequences of the Holdings
                                   Spin-Off." Taxable gain and/or reduction in their tax basis for their shares of Element 21 common stock will be recognized by Element 21 stockholders receiving shares of AssureTec Holdings common stock in the Holdings Spin-Off.

Trading Market:                    There is not  currently  a  trading  market
                                   for AssureTec Holdings common stock and there is no assurance that one will develop after the Holdings Spin-Off.

Relationship Between Element 21
and AssureTec Holdings:            Element  21 will  have  no  ownership  in
                                   AssureTec Holdings after consummation of the Holdings Spin-Off. However, the
                                   President and majority  stockholder  of
                                   AssureTec  Holdings  (after  the  Holdings
                                   Spin-Off)  is a  stockholder  of and
                                   consultant  to Element  21. See "--Certain
                                   Relationships and Related Transactions."

                                  RISK FACTORS

     The Company's business and that of AssureTec Systems is subject to many risk factors, including the following (references to "our," "we" and words of similar meaning in these Risk Factors refer to the Company and to AssureTec Systems):

     We have realized revenue of $246,457 to date and have significant losses to date and we might not be able to achieve meaningful revenues or earnings in the future. AssureTec Systems has been operational since October of 2001 and has achieved revenues of $15,562 in fiscal year ended June 30, 2003 and $230,895 for the three months ended September 30, 2003. The consolidated development stage loss from inception through June 30, 2003 is $3,523,889 and $4,176,821 through September 30, 2003.

     We have limited assets and working capital and minimal shareholders' equity, and we might not be able to continue in operation after the expiration of one year from the date of this Registration Statement without the infusion of additional capital. As of September 30, 2003, we had total assets of $173,654, total liabilities of $3,931,681 and stockholders' deficiencies of $3,758,789. Accordingly, we have very limited assets, a negative working capital at September 30, 2003 of $2,495,538 and limited financial resources. Our financial condition may not improve.

     Our accountant's review report indicates a substantial doubt about our ability to continue as a going concern. The Company's accountant review report for the fiscal year ended June 30, 2003 indicates that there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     We expect to continue to incur losses through fiscal year end June 2004. We have achieved $15,562 in revenues from operations through June 30, 2003 and $230,895 in the three months ended September 30, 2003 and have incurred substantial losses during fiscal years 2002 and 2003. We might not obtain sufficient product sales and service revenues to operate profitably. Our net loss increased from $935,181 for fiscal 2002 to $2,588,708 for fiscal 2003 and was $652,932 for the quarter ended September 30, 2003. We do not know whether our losses will increase during the balance of our current fiscal year or succeeding periods, however, we expect to incur operating losses through the fiscal year ending June 2004, and possibly longer, and our losses may grow unless we increase our revenue to higher levels than we have experienced to date.

     Because we need to raise additional funds and these funds might not be available to us when we need them, we might need to change our business plan, sell or merge our business or face bankruptcy. From its inception in October 2001 through June 30, 2003, AssureTec Systems owed $976,825 to affiliates of Dr. Reeves, and owes approximately $1,043,040 as of September 30, 2003. Further, as of September 30, 2003, AssureTec Systems' employees have voluntarily agreed to accrue $1,691,454 in unpaid salaries. Without these loans and employee accruals, AssureTec Systems could not have continued in business. See "--Certain Relationships And Related Transactions" beginning at page 40. The Company will require additional capital to provide tooling for manufacturing certain hardware products and will need to spend money for travel and collateral materials in order to develop cash flow. Additional capital might not be available to us on favorable terms when required, or at all. In addition, our issuance of equity or equity-related securities will dilute the ownership interest of existing stockholders and our issuance of debt securities could increase the risk that we may not survive.

     We have just completed our first manufacturing release. Currently we have produced about 80 hardware units and multiple releases of development software, which have been released to about a dozen integrators and smaller developers in the U.S. and in Europe. We are a new company in a new and rapidly evolving market with a limited operating history and as a result, we will face increased risks, uncertainties, difficulties and expenses. We cannot be certain that our business strategy will be successful.

     Our chief executive officer, who is also one of our directors, has majority control over AssureTec Systems' common stock, which will allow him to influence the outcome of matters submitted to AssureTec Systems stockholders for approval. R.T. Robertson Consultants, Inc. ("RTRC') owns 1,043 shares of AssureTec Systems' Series A-1 Preferred Stock. (the "Systems Preferred"). Each share of the Systems Preferred, which is described in greater detail in "--Description of Securities" beginning on page 41, is convertible into 5,000 shares of AssureTec Systems common stock and, as a result, RTRC beneficially owns approximately 5,215,000 shares, or approximately 36.30% of AssureTec Systems common stock. In addition, (i) the Systems Preferred is entitled to vote on an "as converted" basis on all matters in which the common stock is entitled to vote, and (ii) the holder of the Systems Preferred is entitled to elect three of seven directors of AssureTec Systems. RTRC is managed and 90% owned by Dr. Reeves' wife and, therefore, Dr. Reeves is deemed to beneficially own the shares of stock owned by RTRC. Taking into account the shares owned by Dr. Reeves directly, along with the shares owned by RTRC, Dr. Reeves beneficially owns 7,060,080 shares, or approximately 48.54% of Assure Tec Systems common stock. As a result, Dr. Reeves can exercise substantial control of the affairs of AssureTec Systems. In addition, following the Holdings Spin-Off, Dr. Reeves will beneficially own approximately 49.5% of AssureTec Holdings.

     We might not succeed in establishing the AssureTec Systems technologies in the marketplace, which would adversely affect customer acceptance and our revenues. The market for document automation and authentication products is new since September 11, 2001. Although we believe our products and technologies will be integrated into new U.S. exit/entry border technologies and other document automation and authentication technologies in the U.S. and around the world, this is a new, untested market. We cannot offer assurances that we will have the capital and technological advantage to compete with larger and better financed companies in this developing market nor can we offer assurances that the market for automated identity document authentication will ever develop.

     We must enter into strategic relationships with integrators of our technology, and if we fail to develop, maintain or enhance these relationships, we might not be able to attract and retain customers, generate adequate market exposure, build our AssureTec Systems brand, or enhance our sales and marketing capabilities. We believe that our ability to attract customers, generate interest in our hardware and software products, facilitate broad market acceptance of our services and of the AssureTec Systems brand, and enhance our sales and marketing capabilities depends on our ability to develop and maintain strategic relationships with related product integrators that can deliver product solutions to customers in diverse product areas. If we are unsuccessful in developing or maintaining these relationships, or if these relationships do not assist us in attracting or retaining customers, it will be difficult to grow our business. At the present time, we rely on these integrators to adapt our software development kit to specific applications in border control applications, facilities access control systems, and public transportation solutions.

     The success of our business depends on selling our products and services to a large number of government and commercial integrators. We believe that our reliance on unaffiliated companies to integrate our products into products developed by these respective companies for specific market applications as our primary marketing strategy will enable us to develop a customer base more quickly and cost effectively than the employment of traditional marketing methods involving sizable development, a sales staff, and advertising to sell products directly to end users. There can be no assurance that this belief or strategy is correct. As a new company with new technology applications, we lack historic recognition in the market. Our success depends, in large part, on attracting a large number of application integrators that advertise in the traditional media and that have existing end user relationships and product support. Our success is also dependent, in large part, upon ensuring that these customers remain loyal long-term customers to the integrators, resulting in a continuing flow of our product into theirs. Furthermore, we may be required to incur higher and more sustained advertising and promotional expenditures than we currently anticipate in order to create direct market demand for our products. As a result, we might not be able to achieve or sustain profitability.

     Competition from traditional providers of border passport readers could result in price reductions and decreased demand for our automated document authenticator technology. The market for document readers is competitive. Although we believe our shorter processing speed and ability to read and automatically authenticate identification documents will provide additional value to our potential target market, traditional and established document reader companies may lower their prices to compete with us. Competition is expected to intensify in the future, which also could result in price reductions, fewer customer orders and reduced gross margins. We currently compete with, or may in the future compete with, a variety of companies located in the United States, Canada and Europe that provide a part of what our products provide. Many of these companies are established and have greater financial, technical, marketing and other resources than we do. Additionally, many of these organizations have proven operating histories, which we lack. Although we expect to compete on the basis of the quality and uniqueness of our product and services and, to a lesser extent, on the basis of price, this strategy may not be successful.

     We might not be able to adequately protect or enforce our intellectual property rights, which would have a detrimental effect on our business. Our intellectual property includes three patent applications covering the process of identifying documents and validating the existence or absence of securities features to determine a document's validity. Any encroachment upon our proprietary information, the unauthorized use of our trademark, the use of a similar name by a competing company, or a lawsuit initiated against us for our infringement upon another company's proprietary information or improper use of existing trademarks could affect our ability to create brand name recognition, cause customer confusion, and/or have a detrimental effect on our business. Litigation or proceedings before the U.S. Patent and Trademark Office or the European Patent Office might be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name, and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. If and when we develop markets in Europe and Asia and other places internationally, the laws of many countries do not protect our proprietary rights to as great an extent as the laws of the United States.

     It is possible that third parties might claim infringement by us with respect to past, current or future technologies, although we do not expect any such claims. We expect that participants in our markets will increasingly be subject to infringement claims as the number of services and competitors in our industry segment grows. Any claim, whether meritorious or not, could be time-consuming, result in costly litigation, and could cause service upgrade delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all.

     Our systems and operations, and those of our customers, are vulnerable to natural disasters and other unexpected problems, which could reduce customer satisfaction and harm our sales. Substantially all of our computer and hardware and our systems infrastructure are housed at our facility in Manchester, New Hampshire. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure and similar events. In addition, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions that could lead to interruptions, delays, loss of data or the inability to sell and support our network of software products and customer support. Currently, we do not have fully redundant systems or a formal disaster recovery plan and do not carry business interruption insurance to compensate for losses that could occur. Our customers also face these risks. We depend on the efficient operation of Internet connections from customers to our systems. These connections, in turn, depend on the efficient operation of web browsers, Internet service providers and Internet backbone service providers, all of which have had periodic operational problems or outages. Any system delays or failure or loss of data, whatever the cause, could reduce customer satisfaction with our applications and services together with the number of visits to our website and also could harm our sales of ID document services and data base libraries. A significant barrier to online communications is the secure transmission of confidential information over public networks, and our failure to prevent security breaches could harm our business. The service providers rely on encryption and authentication technology to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography, or other developments might result in a compromise or breach of the technology used by the service providers to protect customer data. Any compromise of their security could harm our reputation and expose us to a risk of loss or to litigation and possible liability and, therefore, result in harm to our business. In addition, a person who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our operations. To date, we have had no security breaches.

     The loss of the services of key employees could have a negative impact on our business. We currently have 18 employees, all of whom have not been paid for many months. Any one or all employees could decide to leave AssureTec Systems before we can assure the employees' long-term services, which may not happen. If we lose the services of these key employees who have spent many months developing our products and technology, our business could be harmed seriously. In addition, we may not be able to attract new, skilled employees.

     If the market for automated document authentication fails to gain widespread acceptance, our business could fail. The market for ID document authentication is in its infancy. If this market does not gain widespread acceptance, our business could fail. Our success will depend on our ability to engage both end users and product integrators, who have established existing customer bases in our targeted markets of borders, travel and transportation and facilities access control. In addition, a large proportion of our early customers might begin using our products because they are new and different rather than because they believe our products represent the best long-term solution. These early customers may use our products only once or twice and then return to more traditional solutions.

     We must respond to rapid technological changes to better serve our customers and meet their expectations. As the document authentication and automation industry evolves, we will need to license leading technologies useful in our business, enhance our existing services, develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We might not be able to successfully implement new technologies, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If we are unable to do so, it could adversely impact our ability to build the AssureTec Systems brand and to attract and retain customers.

                               OTHER SUBSIDIARIES

     The Company owns shares in each of Advanced Conductor Technologies, Inc. ("ACT"), Biorelease Technologies, Inc. ("BTI") and I-JAM Enterprises, Inc. ("IJAM"). Effective December 31, 2000, Element 21 reduced its ownership in BTI from 92.5% to 15.9% through Element 21's transfer of 76.6% of the outstanding shares of BTI to an affiliate of Dr. Reeves in exchange for Dr. Reeves' indemnification of Element 21 from the liabilities of BTI. During the fiscal years ended June 30, 2002 and 2001, BTI's operations were minimal. The balance sheet value of Element 21's investment in BTI was reduced to $0 in fiscal year 2003 and BTI has no operations, source of business or business revenue.

     In July 2001, Element 21 formed both ACT and IJAM as wholly owned subsidiaries to pursue other business opportunities. No such business opportunities were consummated, and both these entities currently have no material operations, no sources of revenue, and no business.

                                THE DISTRIBUTION

Reasons for the Holdings Spin-Off

     The Board of Directors of Element 21 determined that the Holdings Spin-Off is in the best interests of Element 21 and its stockholders. After the Holdings Spin-Off, AssureTec Holdings and Element 21 will no longer need to compete with each other for limited capital resources, and each company will be able to access the debt or equity capital markets directly. Because of the defined focus of each company in a different direction from the other, investors should be better able to evaluate the different strategies, investment profiles and operating characteristics of the two companies. As a result, the management of each company will be able to adjust goals and evaluate strategic opportunities in light of investor expectations within its respective industry, without undue attention to investor expectations in other industries. In addition, each company will be able to focus its public relations efforts on cultivating its own separate identity.

Results of the Distribution

     Immediately following the Holdings Spin-Off, Element 21 will own no shares of AssureTec Holdings, and AssureTec Holdings will be owned by those persons who owned shares of Element 21 immediately prior to the Element 21 Acquisition. Following the Holdings Spin-Off, the beneficial ownership of AssureTec Holdings will be approximately the same as the beneficial ownership of Element 21 immediately prior to the Element 21 Acquisition.

     Each Participating Stockholder will receive two shares of AssureTec Holdings for each share of Element 21 owned on October 4, 2002.

     Over time, Element 21 issued options to various individuals pursuant to a directors' plan and to consultants and employees in exchange for services rendered. The unexercised portion of these options totaled 52,600 at September 30, 2003 (the "Element 21 Options"). Upon exercise of an Element 21 Option, the exercising option holder will receive two shares of AssureTec Holdings common stock in addition to one share of Element 21 common stock. As a result, up to 105,200 shares of AssureTec Holdings could be issued pursuant to the exercise of the Element 21 Options. The outstanding Element 21 Options, which entitle the holders to acquire up to 105,200 shares of AssureTec Holdings, will not be affected by the Holdings Spin-Off.

Material Federal Income Tax Consequences of the Holdings Spin-Off

     Neither AssureTec Holdings nor Element 21 has received a private letter ruling from the Internal Revenue Service (the "IRS") regarding the federal income tax consequences of the Holdings Spin-Off. However, AssureTec Holdings and Element 21 believe that the Holdings Spin-Off will not qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Holdings Spin-Off could result in taxable gain to both Element 21 and the Participating Stockholders.

     The distribution of the AssureTec Holdings stock would be taxable to Participating Stockholders as ordinary income to the extent of Element 21's current or accumulated earnings and profits. Because Element 21 has no current or accumulated earnings and profits, Participating Stockholders will not recognize ordinary income on the distribution. Participating Stockholders will reduce their basis in their Element 21 stock by the value of the AssureTec Holdings stock received. If the value of the AssureTec Holdings stock received by a Participating Stockholder exceeds that stockholder's basis in its Element 21 stock, then the amount of that excess will be taxable as capital gain to the Participating Stockholder.

     By making a taxable stock distribution, Element 21 will recognize gain equal to the excess, if any, of the aggregate fair market value of AssureTec Holdings over Element 21's tax basis in the stock of AssureTec Holdings prior to the Holdings Spin-Off. The gain, if any, to be recognized by Element 21 as a corporation will depend on the valuation of AssureTec Holdings and on Element 21's basis in the stock of AssureTec Holdings (which basis management of Element 21 estimates will be between $100,000 and $300,000). Management of Element 21 believes that the gain, if any, recognized by Element 21 on the distribution will be offset by net operating loss carryforwards of Element 21.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

     On September 30, 2003 the Company had cash of $94 and total assets of $173,654, consisting primarily of computer equipment and non-amortized patent costs. At September 30, 2003, our current liabilities totaled $2,613,658, which exceeded our current assets by $2,495,538. These liabilities consisted primarily of $1,982,838 of unpaid deferred employee salaries and related costs, accounts and loan payables of $419,887 and other accrued expenses of $210,933. Non-current liabilities at September 30, 2003 consist of $1,043,040 due to an affiliate of our major stockholder, $109,968 loans payable to Element 21 and $165,015 in other long-term notes payable to various stockholders.

     The Company has operated since inception on cash advanced primarily from affiliates of its principal stockholder along with voluntary deferral of substantially all salaries and consultant fees. To consummate our business plan, we may need additional capital that may be raised through private financings as well as borrowings and other resources. We cannot assume advances from Dr. Reeves' affiliates and deferral of compensation will continue indefinitely. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution of our stockholders. There can be no assurance that additional funding will be available on favorable terms, if at all. If adequate funds are not available when we need them, we may be required to curtail our operations. No assurance can be given, however, that we will have access to the capital markets in the future, or that financing will be available on acceptable terms to satisfy our cash requirements needed to implement our business strategies. Our inability to access the capital markets or obtain acceptable financing could have a material adverse effect on our results of operations and financial condition and could severely threaten our ability as a going concern.

Results of Operations

Three Months Ended September 30, 2003 Compared With Three Months Ended September 30, 2002

     For the three months ended September 30, 2003 the Company and AssureTec Systems had revenues of $230,895, cost of goods sold of $156,700, research and development costs of $297,657, administrative expenses of $403,070 and interest expense of $26,400 resulting in a loss, before minority interest, of $652,932, as compared with the three months ended September 30, 2002 wherein the Company, including the subsidiary, had no revenues, no cost of goods sold, general and administrative expenses of $258,885, and research and development costs of $150,791, yielding a loss of $409,676. The $243,256 increase in quarterly loss resulted from increases in general and administrative costs and research and development costs over the three-month period ended September 30, 2002, offset by $230,895 in revenues net of cost of goods sold. The increased costs are attributed to increased staff, overhead and further development of the Company's software.

Fiscal Year Ended June 30, 2003 Compared With Fiscal Year Ended June 30, 2002

     During the fiscal year ended June 30, 2003,  AssureTec Holdings,  which was formed in July 2002, had no operations except the activities of AssureTec Systems, with which its financial statements are consolidated. In the fiscal year ended June 30, 2003, AssureTec Systems had revenue of $15,562, general and administrative expenses of $813,315, research and development costs of $1,719,600 and other expenses of $71,355 resulting in a net loss of $2,588,708 before minority interest. For the fiscal year ended June 30, 2002 (which commenced upon the acquisition of AssureTec Systems by Element 21 on November 2,
2001) the Company, including the Subsidiaries, had no revenues and had general and administrative expenses of $559,709, research and development costs of $373,685 and other expenses of $1,787 resulting in a net loss of $935,181 before minority interest, an increase of $1,653,527. This increase in loss results in comparing the nine-month period in 2002 versus a full 12-month period in 2003 as well as the Company's hiring of additional research staff and consultants, bringing on sales staff and additional executive and administrative personnel plus increased overhead as a result of the increase in employees.

     Minority interests represent 65.8% of the ownership of AssureTec Systems by owners other than AssureTec Holdings. The minority interests are separately stated on the financial statements and represent their contributed capital and accumulated losses from their interests in AssureTec Systems. The portion of the net loss attributable to minority interest for the three months ended September 30, 2003 was $408,992 and for the years ended June 30, 2003 and 2003 was $1,617,128 and $686,081 respectively.

     The Company, including the Subsidiaries, had net losses after minority interest of $243,940 for the three months ended September 30, 2003, $971,580 for the year ended June 30, 2003, $249,100 for the year ended June 30, 2002 and from inception to September 30, 2003 of $1,464,620.

                             DESCRIPTION OF PROPERTY

     Neither AssureTec Holdings nor its Subsidiaries presently own any real property. In June 2001, AssureTec Systems entered into a three-year lease of the building where both AssureTec Holdings and AssureTec Systems are located, at 200 Perimeter Road, Manchester, NH 03103. The lease calls for monthly payments of $3,544. One of Dr. Reeves' family-controlled entities has guaranteed the lease. This lease is current and expires on June 30, 2004. These facilities occupy approximately 6,300 square feet and are located adjacent to the runway of the Manchester Airport. The space that AssureTec Holdings and AssureTec Systems currently occupy is expected to be adequate to meet immediate needs, but additional facilities may be required if AssureTec Systems begins to expand and hire additional personnel, of which there is no assurance. AssureTec Holdings owns personal property (equipment), comprising primarily of furniture, computer and office equipment.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

                             AssureTec Holdings Inc.

     For each director and officer of AssureTec Holdings, AssureTec Systems and Element 21, and for each person known by AssureTec Holdings to be the beneficial owner of 5% or more of the voting securities of Element 21 or of AssureTec Systems, the table below lists the beneficial ownership of AssureTec Holdings' common stock (i) after completion of the Holdings Spin-Off, and (ii) after completion of both the Holdings Spin-Off and the Systems Exchange, assuming 100% acceptance of the Systems Exchange (for which there can be no assurance). AssureTec Holdings is a wholly owned subsidiary of Element 21 and no other person or entity owned any shares of AssureTec Holdings prior to the Holdings Spin-Off.

                                                                                          Amount and
                                                                                          Nature of
                                                                                          Beneficial
                                                          Amount and                      Ownership      Percentage
                                                          Nature of                         After        Owned After
                                                          Beneficial      Percentage       Holdings       Holdings
                                                       Ownership After    Owned After    Spin-Off and   Spin-Off and
    Name and Address of                                    Holdings        Holdings        Systems         Systems
      Beneficial Owner                 Position           Spin-Off(1)      Spin-Off       Exchange(1)     Exchange(2)
---------------------------  ------------------------  ----------------  -------------  --------------  --------------

Officers and Directors

R. Bruce Reeves, Ph.D.            AssureTec Holdings       2,688,312(3)     49.5%(3)    16,808,472(3)      48.69%(3)
754 Straw Hill                    - Chairman and CEO
Manchester, NH  03104
                                  AssureTec Systems
                                  - Chairman and CEO

Kevin T. McGuire                  Assure Tec                 122,886(4)      2.3%(4)       408,886(4)       1.70%(4)
148 Robinson Road                 Holdings -
Hudson, NH  03051-3124            Treasurer and
                                  Secretary

                                  AssureTec Systems
                                  - Treasurer and
                                  Secretary

Bruce Monk                        AssureTec Systems                0         0%          4,339,322(5)      18.17%(5)
8 Robin Drive                     - Chief Technology
Hudson, NM  03051                 Officer, Director

Robert C. Babbitt                 AssureTec Systems                0         0%          2,835,734(6)      10.72%(6)
82 Hawthorne Village Road         - President, Chief
Nashua, NH  03062                 Operating Officer,
                                  Director

Thomas J. Colatosti               AssureTec Holdings               0         0%            420,000(7)       1.76%(7)
188 East Emerson Road             - Director
Lexington, MA  02420
                                  AssureTec Systems
                                  - Director

Glenn Larson, Sr.                 AssureTec Systems                0         0%            454,138(8)       1.88%(8)
7 Pebble Beach Drive              - Vice President
Bedford, NH  03110                Operations,


                                                                                          Amount and
                                                                                          Nature of
                                                                                          Beneficial
                                                          Amount and                      Ownership      Percentage
                                                          Nature of                         After        Owned After
                                                          Beneficial      Percentage       Holdings       Holdings
                                                       Ownership After    Owned After    Spin-Off and   Spin-Off and
    Name and Address of                                    Holdings        Holdings        Systems         Systems
      Beneficial Owner                 Position           Spin-Off(1)      Spin-Off       Exchange(1)     Exchange(2)
---------------------------  ------------------------  ----------------  -------------  --------------  --------------

Gerald Enloe                      Element 21 -                     0         0%                  0             0%
P.O. Box 14391                    Director and
Humble, TX  77347                 Chairman

Nataliya Hearn                    Element 21 -                     0         0%                  0             0%
3171 Sandwich Street              Director,
37 Windsor, Ontario               President and CEO
H3A P7S
Canada

Jim Morin                         Element 21- Vice                 0         0%                  0             0%
27672 Pasatiempo Drive            President,
Mission Viejo, CA  92692          Secretary and
                                  Treasurer and
                                  Director
Officers and Directors of                                  2,811,198        51.8%       25,266,552(9)      66.14%(9)
AssureTec Holdings, AssureTec
Systems and Element 21 as a
Group (9 persons)

Other 5% or greater owners:

R.T. Robertson Consultants        Stockholder of                   0         0%         10,430,000(10)     30.53%(10)
200 Perimeter Road                AssureTec Systems
Manchester, NH  03103             and Element 21

Dimitry Sindalovsky               Stockholder of                   0         0%                  0             0%
99 Harbour Square                 Element 21
Suite 3106
Toronto, Ontario
M5J 2H2
Canada

Tom Sawyer, Esq.                  Stockholder of                   0         0%                  0             0%
1151 CR 325                       Element 21
Lexington, TX  78947


                                                                                          Amount and
                                                                                          Nature of
                                                                                          Beneficial
                                                          Amount and                      Ownership      Percentage
                                                          Nature of                         After        Owned After
                                                          Beneficial      Percentage       Holdings       Holdings
                                                       Ownership After    Owned After    Spin-Off and   Spin-Off and
    Name and Address of                                    Holdings        Holdings        Systems         Systems
      Beneficial Owner                 Position           Spin-Off(1)      Spin-Off       Exchange(1)     Exchange(2)
---------------------------  ------------------------  ----------------  -------------  --------------  --------------

Paul Whitton                      Stockholder of                   0         0%                  0             0%
2415 Shakespeare, #3              Element 21
Houston, TX  77030



                                  Stockholder of                   0         0%                  0             0%
Randy Renken, Esq.                Element 21
316 Main Street, Suite L
Humble, TX 77338


(1) "Beneficial ownership" is defined in the regulations promulgated by the U.S. Securities and Exchange Commission as having or sharing, directly or indirectly (1) voting power, which includes the power to vote or to direct the voting, or (2) investment power, which includes the power to dispose or to direct the disposition, of shares of the Common Stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase Common Stock, or other securities convertible into Common Stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2) The percentages shown in this column assume 100% participation in the Systems Exchange by AssureTec Systems stockholders.

(3) Immediately prior to the Element 21 Acquisition, Dr. Reeves owned 1,344,156 shares, or approximately 49.5% of the outstanding shares of common stock of Element 21 (then BRL Holdings, Inc.). In connection with the distribution of AssureTec Holdings shares to Element 21 stockholders of record on October 4, 2002, excluding those stockholders who acquired shares in connection with the Element 21 Acquisition and who consented to not participating in the Holdings Spin-Off, Dr. Reeves will receive 2,688,312 shares of common stock of AssureTec Holdings, which represents two shares of AssureTec Holdings issued for each share of Element 21 owned by him on the record date of the distribution. Pursuant to the Systems Exchange, Dr. Reeves will receive 3,334,000 shares of AssureTec Holdings common stock (two shares for each share of AssureTec Systems exchanged by Dr. Reeves) and will receive options to acquire 356,160 shares of AssureTec Holdings common stock at a price per share of $0.375 until September 30, 2008 (options to acquire two shares of AssureTec Holdings common stock for each option to acquire one share of AssureTec Systems common stock exchanged by Dr. Reeves). In addition, it is anticipated that the outstanding shares of AssureTec Systems Series A-1 Preferred Stock owned by R.T. Robertson Consultants ("RTRC") will be exchanged for 2086 shares of AssureTec Holdings preferred stock. The shares of AssureTec Holdings preferred stock to be issued in the Systems Exchange will have the same terms and preferences as the shares of the Series A-1 Preferred Stock of AssureTec Systems. As a result, the AssureTec Holdings preferred stock received by RTRC in the Systems Exchange will be convertible into 10,430,000 shares of AssureTec Holdings common stock. Dr. Reeves is deemed to beneficially own the shares of AssureTec Holdings owned by RTRC.

(4) Immediately prior to the Element 21 Acquisition, Mr. McGuire owned 61,443 shares, or approximately 2.3% of the outstanding shares of common stock of Element 21 (then BRL Holdings, Inc.). In connection with the distribution of AssureTec Holdings shares to Element 21 stockholders of record on October 4, 2002, excluding those stockholders who acquired shares in connection with the Element 21 Acquisition and who consented to not participating in the Holdings Spin-Off, Mr. McGuire will receive 122,886 shares of common stock of AssureTec Holdings, which represents two shares of AssureTec Holdings issued for each share of Element 21 owned by him on the record date of the distribution. Pursuant to the Systems Exchange, Mr. McGuire will receive options to acquire 250,000 shares of AssureTec Holdings common stock at a price per share of $0.05 until July 1, 2009 and options to acquire 36,000 shares of AssureTec Holdings common stock at a price per share of $0.375 until September 30, 2008 (options to acquire two shares of AssureTec Holdings common stock for each option to acquire one share of AssureTec Systems common stock exchanged by Mr. McGuire).

(5) Pursuant to the Systems Exchange, Mr. Monk will receive 4,200,000 shares of AssureTec Holdings common stock (two shares for each share of AssureTec Systems exchanged by Mr. Monk) and will receive options to acquire 139,322 shares of AssureTec Holdings common stock at a price per share of $0.375 until September 30, 2008 (options to acquire two shares of AssureTec
     Holdings common stock for each option to acquire one share of AssureTec Systems common stock exchanged by Mr. Monk).

(6) Pursuant to the Systems Exchange, Mr. Babbitt will receive 128,800 shares of AssureTec Holdings common stock (two shares for each share of AssureTec Systems exchanged by Mr. Babbitt) and will receive options to acquire 400,000 shares of AssureTec Holdings common stock at a price per share of $0.1875 until September 30, 2008, options to acquire 700,000 shares of AssureTec Holdings common stock at a price per share of $0.1875 until December 31, 2011, options to acquire 650,000 shares of AssureTec Holdings common stock at a price per share of $0.1875 until January 20, 2009, options to acquire 379,158 shares of AssureTec Holdings common stock at a price per share of $0.30 until January 20, 2010, options to acquire 288,888 shares of AssureTec Holdings common stock at a price per share of $0.45 until January 20, 2011, and options to acquire 288,888 shares of AssureTec Holdings common stock at a price per share of $0.625 until December 31, 2011 (options to acquire two shares of AssureTec Holdings common stock for each option to acquire one share of AssureTec Systems common stock exchanged by Mr. Babbitt). Does not include options to purchase a total of 1,293,066 shares of AssureTec Holdings common stock at exercise prices ranging from $0.30 to $0.625 per share, which do not become exercisable before February 2004.

(7) Pursuant to the Systems Exchange, Mr. Colatosti will receive 270,000 shares of AssureTec Holdings common stock (two shares for each share of AssureTec Systems exchanged by Mr. Colatosti) and will receive options to acquire 150,000 shares of AssureTec Holdings common stock at a price per share of $0.185 until July 1, 2013 (options to acquire two shares of AssureTec Holdings common stock for each option to acquire one share of AssureTec Systems common stock exchanged by Mr. Colatosti). Does not include options to purchase 150,000 shares of AssureTec Holdings common stock at a price per share of $0.185 until July 1, 2013 which do not become exercisable before February 2004.

(8) Pursuant to the Systems Exchange, Mr. Larson will receive 60,000 shares of AssureTec Holdings common stock (two shares for each share of AssureTec Systems exchanged by Mr. Larson) and will receive options to acquire 150,000 shares of AssureTec Holdings common stock at a price per share of $0.1875 until November 25, 2009, options to acquire 100,000 shares of AssureTec Holdings common stock at a price per share of $0.25 until November 25, 2010, and options to acquire 144,138 shares of AssureTec Holdings common stock at a price per share of $0.375 until September 30, 2008 (options to acquire two shares of AssureTec Holdings common stock for each option to acquire one share of AssureTec Systems common stock exchanged by Mr. Larson). Does not include options to purchase 500,000 shares of common stock, at exercise prices ranging from $0.375 to $0.50 per share which do not become exercisable before February 2004.

(9)  Includes Footnotes (1)-(8).

(10) It is anticipated that the outstanding shares of AssureTec Systems Series A-1 Preferred Stock owned by RTRC will be exchanged for 2086 shares of AssureTec Holdings preferred stock. The shares of AssureTec Holdings preferred stock to be issued in the Systems Exchange will have the same terms and preferences as the shares of the Series A-1 Preferred Stock of AssureTec Systems. As a result, the AssureTec Holdings preferred stock received by RTRC in the Systems Exchange will be convertible into 10,430,000 shares of AssureTec Holdings common stock.

Change of Control

     Prior to the Holdings Spin-Off, Element 21 owned 100% of AssureTec Holdings' issued and outstanding common stock. Upon completion of the Holdings Spin-Off, Element 21 will own no shares of AssureTec Holdings and AssureTec Holdings will be owned by approximately 3,600 stockholders. Element 21's ownership of AssureTec Holdings will decrease from 100% to 0% and AssureTec Holdings will continue to own 29.68% of AssureTec Systems.

     Upon completion of the Holdings Spin-Off, Dr. Bruce Reeves will be the beneficial owner of 49.5% of the outstanding common stock of AssureTec Holdings and 48.54% of the voting securities of AssureTec Systems.

     At or about the time of the Holdings Spin-Off, AssureTec Holdings intends to conduct a share exchange (the "Systems Exchange') with stockholders of AssureTec Systems in order to acquire the shares of AssureTec Systems not currently owned by AssureTec Holdings. Pursuant to the Systems Exchange, each holder of AssureTec Systems will receive two shares of AssureTec Holdings common stock for each share of AssureTec Systems common stock exchanged by such holder. In addition, each holder of an option to acquire one share of AssureTec Systems common stock (a "Systems Option") will have the right to exchange his or her Systems Option for an option to acquire two shares of AssureTec Holdings at a price per share equaling one-half of the exercise price of the exchanged Systems Option, and otherwise on the same terms and conditions as provided by such holder's Systems Option. Also, the outstanding shares of AssureTec Systems Series A-1 Preferred Stock, all of which are beneficially owned by Dr. Reeves, will be exchanged for shares of AssureTec Holdings preferred stock. The shares of AssureTec Holdings preferred stock to be issued in the Systems Exchange will have the same terms and preferences with respect to AssureTec Holdings as the shares of the Series A-1 Preferred Stock of AssureTec Systems have with respect to AssureTec Systems. The officers and directors of AssureTec Systems, who own in the aggregate approximately 43.5% of the outstanding voting securities of AssureTec Systems (not including options), have indicated their respective intentions to participate in the Systems Exchange. Assuming this occurs, immediately following the Systems Exchange, AssureTec Holdings will hold at least 74%, if not all, of the outstanding shares of common stock of AssureTec Systems.

                             AssureTec Systems, Inc.

     The table below lists, as of September 30, 2003, the beneficial ownership of AssureTec Systems' voting securities by all directors and executive officers of AssureTec Systems, as well as by each person known by AssureTec Holdings to be the beneficial owner of more than 5% of such securities and the address of such person.


      Name and Address of                       Position with                 Amount and Nature of
       Beneficial Owner                       AssureTec Systems             Beneficial Ownership(1)       Percent
------------------------------  ------------------------------------------  ------------------------  ---------------
Officers and Directors
R. Bruce Reeves, Ph.D.                 Chairman, CEO (also Chairman and CEO          7,060,080(2)          48.54%(2)
754 Straw Hill                         of AssureTec Holdings)
Manchester, NH  03104

Kevin T. McGuire                       Treasurer, Secretary (also Treasurer            143,000(3)           1.54%(3)
148 Robinson Road                      and Secretary of AssureTec Holdings)
Hudson, NH  03051-3124

Bruce Monk                             Chief Technology Officer, Director            2,169,661(4)          23.53%(4)
8 Robin Drive
Hudson, NM  03051

Robert C. Babbitt                      President, Chief Operating Officer,           1,417,867(5)          13.05%(5)
82 Hawthorne Village Road              Director
Nashua, NH  03062

Thomas J. Colatosti                    Director (also Director of AssureTec            210,000(6)           2.28%(6)
188 East Emerson Road                  Holdings)
Lexington, MA  02420

Glenn Larson, Sr.                      Vice President Operations                       227,069(7)           2.43%(7)
7 Pebble Beach Drive
Bedford, NH  03110

Officers and Directors as a Group (6                                                11,227,677(8)          68.58%(8)
persons)

Other 5% or greater owners:

AssureTec Holdings Inc.                Stockholder                                   2,716,900             29.68%
200 Perimeter Road
Manchester, NH 03103

R.T. Robertson Consultants             Stockholder                                   5,215,000(9)          26.30%(9)
200 Perimeter Road
Manchester, NH  03103


(1) "Beneficial ownership" is defined in the regulations promulgated by the U.S. Securities and Exchange Commission as having or sharing, directly or indirectly (1) voting power, which includes the power to vote or to direct the voting, or (2) investment power, which includes the power to dispose or to direct the disposition, of shares of the Common Stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase Common Stock, or other securities convertible into Common Stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2) Includes 1,667,000 shares directly owned by Dr. Reeves. Also includes options to purchase 178,080 shares of common stock, at a price per share of $0.75, until September 30, 2008. Also includes 5,215,000 shares beneficially owned by R.T. Robertson Consultants (see footnote (8) below), which is controlled by Dr. Reeves' wife.

(3) Includes options to purchase 125,000 shares of common stock at a price per share of $0.10 until July 1, 2009. Also includes options to purchase 18,000 shares of common stock at a price per share of $0.75 until September 30, 2008.

(4) Includes 2,100,000 shares owned by Mr. Monk. Also includes options to purchase 69,661 shares of common stock at a price per share of $0.75, until September 30, 2008.

(5) Includes 64,400 shares owned by Mr. Babbitt. Also includes options to purchase 200,000 shares of common stock at a price per share of $0.375, exercisable until September 30, 2008, and options to purchase 350,000 shares of common stock at a price per share of $0.375, exercisable until December 31, 2011, options to purchase 325,000 shares of common stock at a price per share of $0.375 vesting through January 20, 2004, which are exercisable until January 20, 2009, options to purchase 189,579 shares of common stock at a price per share of $0.60 vesting through January 20, 2005, which are exercisable until January 20, 2010, options to purchase 144,444 shares of common stock at a price per share of $0.90 vesting through January 20, 2006, which are exercisable until January 20, 2011, and options to purchase 144,444 shares of common stock at a price per share of $1.25 vesting through December 31, 2006, which are exercisable through December 31, 2011. Does not include options to purchase a total of 646,533 shares of common stock at exercise prices ranging from $0.60 to $1.25 per share, which do not become exercisable within before February 2004. Pursuant to provisions in Mr. Babbitt's option agreement, the exercise period for all options vested shall end five years from the expiration of his employment agreement, or December 31, 2011.

(6) Includes 135,000 shares owned by Mr. Colatosti. Also includes options to purchase 75,000 shares of common stock at a price per share of $0.37 until July 1, 2013. Does not includes options to purchase 75,000 shares of common stock at a price per share of $0.37 until July 1, 2013 which do not become exercisable before February 2004.

(7) Includes 30,000 shares owned by Mr. Larson. Also includes vested options to purchase 75,000 shares of common stock, at a price per share of $0.375, until November 25, 2009, options to purchase 50,000 shares at a price per share of $0.50 until November 25, 2010, and options to purchase 72,069 shares of common stock, at a price per share of $0.75, until September 30, 2008. Does not include options to purchase 250,000 shares of common stock, at exercise prices of $0.75 and $1.00 per share which do not become exercisable before February 2004.

(8)  Includes Footnotes (1)-(6).

(9) Includes 5,215,000 shares of common stock underlying 1,034 shares of convertible Series A-1 Preferred Stock. Dr. Reeves' wife is an officer and 90% owner of this entity.

                      The Parent - Element 21 Golf Company

     The following table sets forth, as of October 4, 2002 (the record date of the Holdings Spin-Off) and as of October 31, 2003, the beneficial ownership of the officers and directors of, and of all persons having 5% beneficial ownership of the outstanding common stock of, Element 21. For purposes of determining the number of shares of AssureTec Holdings to be distributed to each stockholder of Element 21, the shares owned by persons receiving shares pursuant to the Element 21 Acquisition, and who consented to not participating in the Holdings Spin-Off, are excluded.


                                            Amount and Nature of    Percentage of    Amount and Nature of
                                            Beneficial Ownership    Ownership as     Beneficial Ownership       Percentage
                                              as of October 4,      of October 4,     as of October 31,       Ownership as of
          Holders and Addresses                   2002(1)               2002               2003(1)           October 31, 2003
--------------------------------------  ------------------------  ---------------  -----------------------  -------------------

Officers and Directors

Gerald Enloe, Director and                       2,950,460               6.2%(2)           2,950,460                4.7%
Chairman
P.O. Box 14391 Humble, TX 77347

Nataliya Hearn, Ph.D.,                           4,900,000              10.2%(2)           4,900,000                7.9%
President, CEO and Director
3173 Sandwich Street, 37
Windsor, Ontario H3A P7S
Canada

Jim Morin, Vice President,                               0                 0%(2)                   0                  0%
Secretary/Treasurer and Director
27672 Pasatiempo Drive
Mission Viejo, CA  92692

All Officers, Directors as a Group               7,850,460              16.4%              7,850,460               12.6%
(3 Persons)

5% or Greater Owners

Dimitry Sindalovsky                              4,455,396               9.3%(2)           6,303,729                9.9%(2)
99 Harbour Square,
Suite 3106
Toronto, Ontario M5J 2H2

Tom Sawyer, Esq.                                 3,450,000               7.2%(2)           5,325,000                8.4%(2)
1151 CR 325
Lexington, Texas 78947

Randy Renken, Esq.                               3,450,000               9.3%(3)           6,178,813(2)             9.9%(3)
316 Main Street, Suite L
Humble, TX 77338

R. Bruce Reeves                                  4,508,308(4)            9.4%(4)           6,203,667(4)             9.9%(4)
754 Straw Hill
Manchester, NH 03104

Paul Whitton                                     4,005,396(5)            8.4%(5)           4,005,396(5)             6.4%(5)
2415 Shakespeare, #3
Houston, TX  77030


(1) "Beneficial ownership" is defined in the regulations promulgated by the U.S. Securities and Exchange Commission as having or sharing, directly or indirectly (1) voting power, which includes the power to vote or to direct the voting, or (2) investment power, which includes the power to dispose or to direct the disposition, of shares of the Common Stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase Common Stock, or other securities convertible into Common Stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2) These officers and directors and stockholders waived any right to receive shares of AssureTec Holdings distributed by Element 21, and their shares were not included in the number of shares outstanding for purposes of calculating the distribution of AssureTec Holdings shares.

(3) Includes 2,655,396 shares owned by Profit Consultants, Inc., a consulting company controlled by Mr. Renken as of October 4, 2002 and October 31, 2003.

(4) Includes 2,948,526 shares owned by Dr. Reeves directly, and 284,000 shares held by Robertson Financial Advisors, LLC, of which Dr. Reeves is the Managing Member, 258,818 shares owned by Sandra J. Reeves, his wife, and 1,016,968 shares owned by Robertson Consultants, Inc., of which Ms. Reeves is an officer and 90% owner.

(5) Includes 2,655,396 shares owned by Element 21, Inc., a privately held company controlled by Mr. Whitton.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors and officers of AssureTec Holdings and AssureTec Systems are as follows:


       Name                                Age                                 Position
---------------------------------------  -------  ----------------------------------------------------------------------

R. Bruce Reeves                            63     President and Sole Director of AssureTec Holdings and Chief
                                                  Executive Officer and Director of AssureTec Systems

Kevin T. McGuire                           53     Treasurer and Secretary of AssureTec Holdings and AssureTec Systems

Bruce Monk                                 57     Chief Technology Officer and Director of AssureTec Systems

Thomas J. Colatosti                        55     Director of AssureTec Holdings and AssureTec Systems

Robert C. Babbitt                          62     President, Chief Operating Officer and Director of AssureTec
                                                  Systems

Glenn Larson                               61     Vice President, Operations of AssureTec Systems


     The above listed officers and directors will serve until the next annual meeting of the stockholders or until death, resignation, retirement, removal or disqualification, or until his successors have been duly elected and qualified. Vacancies in the Board are filled by majority vote of the remaining directors. Officers of AssureTec Holdings and AssureTec Systems serve at the will of the Board.

     Background

     R. Bruce Reeves, Ph.D. is Chairman, Cofounder, Chief Executive Officer and Director of AssureTec Systems and AssureTec Holdings. Dr. Reeves has over twenty-five years of experience in start-up ventures, and has spent over ten years in high-tech business and product development, including five years with General Electric Systems on several new business development operations. In 1998, Dr. Reeves successfully led the acquisition, by his affiliate, of Meridian Instruments, a leading developer of laser based imaging instrumentation. Dr. Reeves subsequently sold the Meridian manufacturing assets to Genomic Systems, a biotechnology genomic instrumentation company that was subsequently acquired by Perkin Elmer Corp. From 1992 to October 2, 2002, Dr. Reeves was an officer and director of Element 21, which was involved in sponsoring development stage businesses, including a venture to develop artificial blood, as well as initially sponsoring AssureTec Systems during that time period. Dr. Reeves has a Bachelor of Science degree in Chemistry and a Ph.D. in Physical Chemistry.

     Kevin T. McGuire. Kevin McGuire has been AssureTec Holdings' Treasurer and Secretary since its inception in October 2001 and has been AssureTec Systems' Treasurer and Secretary since its inception in June 2002. He works on an as needed basis. Through an accounting firm owned by the spouse of Mr. McGuire, AssureTec Holdings and AssureTec Systems contract for Mr. McGuire's services for accounting and tax matters and maintaining compliance with Securities and Exchange Commission reporting. Mr. McGuire is a graduate of Bentley College of Accounting. Mr. McGuire has 30 years of business experience including 16 years with public accounting firms.

     Bruce Monk. Since April 2003, Mr. Monk has served as Chief Technology Officer of AssureTec Systems and has served as a Director since its inception in October 2001. From AssureTec Systems' inception through March 2003, Mr. Monk served as President and Chief Operating Officer. Mr. Monk has more than 20 years of senior management level experience in engineering, marketing and sales management in the high technology field. Since November 2000, Mr. Monk has served as President of Integrated Security Technologies, LLC, which is a distributor of forensic products. From 1991 to 2000, Mr. Monk served as an officer and director for Imaging Automation, which, under Mr. Monk's leadership, developed the first version of a document recognition and authentication product technology platform. Mr. Monk leads AssureTec Systems' efforts to develop the leadership position in versatile imaging-based document authentication devices and systems. Prior to founding Imaging Automation, Mr. Monk served in development, engineering and marketing/sales positions with Chorus Data Systems, Analogic, Sanders Associates and Hewlett Packard.

     Thomas J. Colatosti. Mr. Colatosti has served as a Director of AssureTec Holdings since December 2003 and has served as a Director of AssureTec Systems since July 2003. Mr. Colatosti currently serves as Chief Executive Officer of American SecurityVentures, a Lexington, Massachusetts based consulting firm he founded which specializes in providing strategic management consulting services to emerging and developing companies in the homeland security industry. From 1997 through June 2002, Mr. Colatosti served as the Chief Executive Officer of Viisage Technology, Inc., a publicly traded biometric technology company focusing on biometric face-recognition technology and delivering highly secure identification documents and systems. Between 1995 and 1997, Mr. Colatosti served as President and Chief

Executive Officer of CIS Corporation, a higher education industry leader that designed and implemented integrated and flexible systems solutions to manage entire university administrative operations. Prior to CIS, Mr. Colatosti had a 20-year career with Digital Equipment Corporation. His most recent responsibility was Vice President and General Manager, Northeast Area, where he was responsible for a business unit with annual revenues of more than $1.2 billion and 3,000 people. Mr. Colatosti is an active industry security spokesperson testifying before Congressional Committees and advising the White House and other Federal security agencies on homeland security issues. Mr. Colatosti earned a Bachelor of Science degree in Management and Finance as well as a Masters degree in Business Administration from Suffolk University. Mr. Colatosti is Chairman of the Board of Bio-Key International, Inc., a company traded on the Bulletin Board.

     Robert C. Babbitt. Mr. Babbitt has served AssureTec Systems as its Chief Operating Officer and President since June 2003, prior to which time he served as Executive Vice President of Sales after joining AssureTec Systems in January 2003. He has over thirty years of experience in leading sales, technical support, and service organizations in both the information technology and communications industries. Mr. Babbitt comes to AssureTec Systems from Getronics where he worked from November 1998 to September 2002, most recently as Vice President of Sales Operations for the Americas/Asia Pacific Region with responsibility for both sales of software and outsourcing services and sales process development and implementation. He also held significant leadership positions with AT&T prior to 1998, where he played critical roles in creating both Lucent Technologies and AT&T Solutions. Prior to AT&T, Mr. Babbitt spent 17 years at IBM. Mr. Babbitt is a graduate of Ohio University where he earned both undergraduate and graduate degrees in Mathematics.

     Glenn Larson, Sr. Mr. Larson has served as Vice President Operations since November, 2002 with responsibilities for product development, manufacturing, and product support. Mr. Larson has more than 30 years of engineering and senior management experience with extensive expertise in the area of transaction processing. Mr. Larson has led development and engineering organizations for a variety of industries including medical, point of sale, imaging, communications, and gaming. From 1999-2000, Mr. Larson serves as Vice President of Engineering for Granite Systems, a telecommunication software product development company. From 2000-2002, Mr. Larson served as Director of Engineering for
Schlumberger-Sema, a telecommunications systems product development company. Prior to joining AssureTec Systems, Mr. Larson held management, development, and engineering positions with Sanders Associates, Digital Equipment, Data Terminal Systems, Sweda, Datapoint, and Acres Gaming. Mr. Larson holds a B.S.E.E. from the Massachusetts Institute of Technology and an M.S.C.S. from George Washington University.

Family Relationships

     There are no family relationships between or among the directors, executive officers or persons nominated or charged by AssureTec Holdings to become officers and directors.

Committees

     AssureTec Holdings has an audit committee of which Thomas J. Colatosti is the sole member. At the present time, no member of the Audit Committee has taken the role of being a financial expert.

                             EXECUTIVE COMPENSATION

AssureTec Holdings

     AssureTec Holdings' officers and directors currently do not receive any cash compensation for services rendered to AssureTec Holdings, nor have they received compensation in the past. Dr. Reeves has agreed to act as President without compensation. However, AssureTec Holdings may from time to time authorize the issuance of common stock and/or options to purchase common stock for payment for services provided to AssureTec Holdings.

     Neither AssureTec Holdings nor its Subsidiaries have adopted a retirement, pension, profit sharing, stock option, insurance programs or other similar programs. It is anticipated that AssureTec Systems will adopt an employee stock option plan upon approval of the stockholders.

AssureTec Systems

     The following table sets forth in summary form the compensation of AssureTec Systems' current Chief Executive Officer and each other executive officer who received total salary and bonus exceeding $100,000 since its inception ("Named Executive Officers").

                                                                                           Long-Term Compensation
                                                                                    ----------------------------------
                                   Annual Compensation                                Awards             Payouts
                        --------------------------------------                      ----------    --------------------
                                                                                    Restricted
     Name and         Fiscal                                     Other Annual      Stock       Options/      LTIP      All Other
Principal Position     Year         Salary         Bonus ($)     Compensation      Awards       SARs (#)     Payout   Compensation
--------------------- -------    --------------  --------------  -------------  ------------  ------------  -------- --------------
Dr. R. Bruce Reeves,    2003        $138,000            0               0             0            0            0          0
CEO(1)(2)
                        2002         $12,000         $108,000           0             0        1,500,000        0          0

                        2001            0               0               0             0            0            0          0

Robert C. Babbitt,      2003            0               0               0             0        2,000,000        0          0
President(1)(3)

                        2002            0               0               0             0            0            0          0

                        2001            0               0               0             0            0            0          0


                                                                                           Long-Term Compensation
                                                                                    ----------------------------------
                                   Annual Compensation                                Awards             Payouts
                        --------------------------------------                      ----------    --------------------
                                                                                    Restricted
     Name and         Fiscal                                     Other Annual      Stock       Options/      LTIP      All Other
Principal Position     Year         Salary         Bonus ($)     Compensation      Awards       SARs (#)     Payout   Compensation
--------------------- -------    --------------  --------------  -------------  ------------  ------------  -------- --------------

Bruce C. Monk, Chief    2003        $138,000            0               0             0        2,000,000        0          0
Technology
Officer(1)(4)

                        2002         $12,000         $108,000           0             0            0            0          0

                        2001            0               0               0             0            0            0          0

Glenn Larson, Sr.       2003         $38,500          $42,000           0             0          375,000        0          0
(1)(5)
                        2002            0               0               0             0            0            0          0

                        2001            0               0               0             0            0            0          0


     -----------------------------

(1) Pursuant to a September 30, 2003 letter agreement between the Company and the employees and consultants who are deferring compensation, including each of Messrs. Reeves, Babbitt, Monk and Larson, the Company will allocate out of funding that becomes available, an aggregate of $335,000 for salary and related costs, plus the amount necessary to pay FICA and other required amounts, to pay previously deferred compensation of all employees, on a proportionate basis. Also, pursuant to the September 30, 2003 letter agreement, interest shall accrue at 3% on unpaid gross compensation
     (approximately 5% on net unpaid pro forma compensation) until such compensation is paid in full. In addition, each employee or consultant could elect to receive an option to either (i) convert any portion of his or her deferred compensation at June 30, 2003, net of affiliate advances, into common stock at a price of $0.375 per share, or (ii) purchase options to purchase one share of AssureTec Systems common stock, at an exercise price per share of $0.75 until September 30, 2008, at the rate of one dollar of deferred compensation in exchange for an option to acquire one share of AssureTec Systems common stock. It is anticipated that as part of the Systems Exchange the options covered by the September 30, 2003 letter agreement will be modified to be options to purchase shares of AssureTec Holdings.

(2) Dr. Reeves was appointed CEO on October 21, 2001. Dr. Reeves' salary was $1,000 per month ($12,000 per year) from October 21, 2001 through March 31, 2003. Effective April 1, 2003, Dr. Reeves' salary increased to $11,500 per month ($138,000 per year). During the fiscal year ended June 30, 2002, Dr. Reeves was paid $0 and during the fiscal year ended June 30, 2003, Dr. Reeves was paid $0. Dr. Reeves' salary is currently $162,000 per year. Pursuant to the September 30, 2003 letter agreement, Dr. Reeves received an option to purchase one share of common stock for each dollar of deferred take home compensation, at a price per share of $0.75 until September 30, 2008. See note (1) above. All compensation is currently being deferred.

(3) Mr. Babbitt was appointed Vice President of Sales effective January 20, 2003 and became President effective May 1, 2003. Mr. Babbitt's salary did not come into effect until July 1, 2003. Mr. Babbitt's salary is currently $162,000 per year. Pursuant to the September 30, 2003 letter agreement, Mr. Babbitt received an option to purchase one share of common stock for each dollar of deferred take home compensation, at a price per share of $0.75 until September 30, 2008. See note (1) above. All compensation is currently being deferred.

(4) Mr. Monk served as President of the Company from October 10, 2001 to May 1, 2003. Mr. Monk's salary was $1,000 per month ($12,000 per year) from October 10, 2001 through March 31, 2003. Effective April 1, 2003, Mr. Monk's salary increased to $11,500 per month ($138,000 per year). During the fiscal year ended June 30, 2002, Mr. Monk was paid $12,000 and during the fiscal year ended June 30, 2003, Mr. Monk was paid $2,660. Pursuant to the September 30, 2003 letter agreement, Mr. Monk received an option to purchase one share of common stock for each dollar of deferred take home compensation, at a price per share of $0.75 until September 30, 2008. See note (1) above. All compensation is currently being deferred.

(5) Mr. Larson was appointed Vice President of Operations on November 25, 2002. Mr. Larson's salary was $1,000 per month ($12,000 per year) from November 25, 2002 through March 31, 2003 and Mr. Larson earned a bonus of $10,500 per month from November 25, 2002 through April 1, 2003. Effective April 1, 2003, Mr. Larson's salary increased to $11,500 per month ($138,000 per year). During the fiscal year ended June 30, 2003, Mr. Larson was paid no salary. Mr. Larson's current salary is $138,000 per year. Pursuant to the September 30, 2003 letter agreement, Mr. Larson received an option to purchase one share of common stock for each dollar of deferred take home compensation, at a price per share of $0.75 until September 30, 2008. See note (1) above. All compensation is currently being deferred.

Option Grants In Last Fiscal Year

     The following table provides certain summary information concerning individual grants of stock options made to Named Executive Officers during the fiscal year ended June 30, 2003. Except as set forth in the table below, during fiscal year 2003, the Company did not grant any stock options under the Company's Incentive Plans to any of the Named Executive Officers.

                                         Option Grants In Last Fiscal Year
---------------------------------------------------------------------------------------------------------------------
                             Number of      % of Total
                            Securities       Options                                  Potential Realizable Value at
                            Underlying      Granted to     Exercise                   Assumed Annual Rates of Stock
                              Options      Employees in      Price      Expiration    Price Appreciation for Option
          Name              Granted (#)    Fiscal Year     ($/Share)       Date                   Term
-------------------------  --------------  --------------  -----------  ------------  -------------------------------
                                                                                           5%              10%
                                                                                      ---------------  --------------
Dr. R. Bruce Reeves                  0            0%          n/a           n/a             n/a              n/a
Robert C. Babbitt            2,000,000(1)        19.7%        (1)           (1)             n/a              n/a
Bruce C. Monk                        0            0.0%        n/a           n/a             n/a              n/a
Glenn Larson, Sr.              375,000(2)         3.7%        (2)           (2)             n/a              n/a


-----------------------------------

(1) Pursuant to his employment agreement, Mr. Babbitt received an option to purchase 200,000 shares of AssureTec System's common stock at a price per share of $0.375, vesting September 30, 2003 and expiring September 30, 2008. In addition, pursuant to his agreement, Mr. Babbitt received options to purchase a total of 1,800,000 shares of common stock of AssureTec Systems, vesting over a three-year term.

(2) Pursuant to his employment agreement, Mr. Larson was granted options to purchase 375,000 shares of common stock at prices per share ranging from $0.375 to $1.00, vesting over a three-year term. Of the total number of options granted, options to purchase 150,000 shares will vest only if milestones to be jointly determined and approved by both the Chief Executive Officer of AssureTec Systems and Mr. Larson have been met.

Aggregated Option Exercises And Fiscal Year-End Option Value Table

     The following table provides certain summary information concerning stock option exercises during the fiscal year ended June 30, 2003 by the Named Executive Officers and the value of unexercised stock options held by the Named Executive Officers as of June 30, 2003.

                                      Aggregated Option Exercises For Fiscal Year Ended
                                          June 30, 2003 And Year-End Option Values
-----------------------------------------------------------------------------------------------------------------------------
                                                           Number of Securities Underlying         Value of Unexercised
                                                            Unexercised Options at Fiscal     In-the-Money Options at Fiscal
                                                                     Year-End (#)                      Year-End ($)
                               Shares                      ---------------------------------  -------------------------------
                             Acquired on       Value
           Name               Exercise      Realized ($)    Exercisable     Unexercisable     Exercisable     Unexercisable
-------------------------  --------------  --------------  --------------  -----------------  -------------  ----------------
Dr. R. Bruce Reeves               0              0               0                0                0                0
Robert C. Babbitt                 0              0            200,000             0             $75,000             0
Bruce C. Monk                     0              0               0                0                0                0
Glenn Larson, Sr.                 0              0               0                0                0                0


     Neither AssureTec Holdings nor AssureTec Systems has any supplemental benefits or incentive arrangements except for specific incentive statutory options given to employees and officers of AssureTec Systems as a part of employment agreements. As of September 30, 2003, AssureTec Systems had 9,151,408 shares, 8,434,425 vested options issued and outstanding.

Employment Agreements

     Dr. Reeves is party to an Employment Agreement with AssureTec Systems dated October 2, 2001. Pursuant to the agreement, Dr. Reeves is to serve as Chief Executive Officer until October 2, 2004, unless sooner terminated by death or disability. The agreement provides that from October 2, 2001 through March 31, 2003, Dr. Reeves earned compensation at the rate of $1,000 per month and effective April 1, 2003, the rate of compensation was increased to $138,000 per year. Also, pursuant to the employment agreement, Dr. Reeves earned a one-time cash bonus of $9,000 per month for each month of continued employment from October 2, 2001 through November 30, 2002 and $10,500 per month for each month of continued employment from December 1, 2002 through March 31, 2003. Effective July 2003, Dr. Reeves' salary was increased to $162,000 per year. In addition to the compensation described above and pursuant to his employment agreement, Dr. Reeves received options to purchase 1,500,000 shares of common stock at an exercise price of $0.0001 per share.

     Pursuant to a September 30, 2003 letter agreement between the Company and the employees and consultants who are deferring compensation, including each of Messrs. Reeves, Babbitt, Monk and Larson, the Company will allocate out of funding that becomes available, an aggregate of $335,000 for salary and related costs, plus the amount necessary to pay FICA and other required amounts, to pay previously deferred compensation of all employees, on a proportionate basis. Also, pursuant to the September 30, 2003 letter agreement, interest shall accrue at 3% on unpaid gross compensation (approximately 5% on net unpaid pro forma compensation) until such compensation is paid in full. In addition, each employee or consultant could elect to receive an option to either (i) convert any portion of his or her deferred compensation at June 30, 2003, net of affiliate advances, into common stock at a price of $0.375 per share, or (ii) purchase options to purchase one share of AssureTec Systems common stock, at an exercise price per share of $0.75 until September 30, 2008, at the rate of one dollar of deferred compensation in exchange for an option to acquire one share of AssureTec Systems common stock. It is anticipated that as part of the Systems Exchange the options covered by the September 30, 2003 letter agreement will be modified to be options to purchase shares of AssureTec Holdings.

     Robert C. Babbitt entered into an Employment Agreement with AssureTec Systems dated January 20, 2003. Pursuant to the agreement, Mr. Babbitt agreed to serve as Executive Vice President of Sales, becoming President of the Company effective May 1, 2003. Mr. Babbitt's agreement terminates on December 31, 2006, unless sooner terminated by death or disability. Pursuant to the agreement, effective July 1, 2003, Mr. Babbitt began earning salary at the rate of $162,000 per year, which salary will be deferred until the Board of Directors determines that substantial capitalization or profitability has occurred, but in no case later than October 1, 2004. In addition to his annual salary, Mr. Babbitt is eligible to receive an annual performance bonus based on results achieved. In addition, pursuant to the agreement, Mr. Babbitt received an option to purchase 200,000 of AssureTec System's common stock at a price per share of $0.375, vesting September 30, 2003 and expiring September 30, 2008. In addition, pursuant to his agreement, Mr. Babbitt received options to purchase a total of 1,800,000 shares of common stock of AssureTec Systems; of which options to purchase 350,000 shares at $0.375 are exercisable effective January 20, 2003 and expire on September 30, 2008; of which options to purchase 300,000 shares at $0.375 per share vest through January 2004; of which options to purchase 350,000 shares at $0.60 per share vest through January 2005; of which options to purchase 400,000 shares at $0.90 vest through January 2006; and of which options to purchase 400,000 shares at $1.25 vest through December 31, 2006. Mr. Babbitt's compensation is being deferred pursuant to the September 30, 2003 letter agreement, as described above.

     Bruce C. Monk entered into an employment agreement with AssureTec Systems on October 10, 2001, pursuant to which he agreed to serve as President and Chief Operating Officer of AssureTec Systems. The term of the agreement is three years, unless sooner terminated by death or disability. Pursuant to this agreement, Mr. Monk earned compensation at the rate of $12,000 per year and effective April 1, 2003, the rate of compensation increased to $138,000 per year. Also, pursuant to this agreement, Mr. Monk earned a one-time cash bonus equal to $9,000 per month for each month of continued employment from October 2001 through November 30, 2002 and $10,500 per month for each month of continued employment from December 1, 2002 through March 31, 2003. In addition, pursuant to the agreement, Mr. Monk received options to purchase 2,000,000 shares of common stock of AssureTec Systems, which options were fully vested on October 10, 2001. Mr. Monk's compensation is being deferred pursuant to the September 30, 2003 letter agreement, as described above.

     Glenn Larson entered into an Employment agreement with AssureTec Systems dated November 25, 2002. Pursuant to the agreement, Mr. Larson agreed to serve as Vice President of Operations. Mr. Larson's employment agreement terminates on November 25, 2004, unless sooner terminated by death or disability. Pursuant to the agreement, from November 25, 2002 to

March 31, 2003, Mr. Larson received compensation at the rate of $12,000 per year and Mr. Larson earned a bonus of $10,500 per month from November 25, 2002 through April 1, 2003. Effective April 1, 2003, the rate of compensation increased to $138,000 per year. Mr. Larson was granted options to purchase 375,000 shares of common stock at prices per share ranging from $0.375 to $1.00, vesting over a three-year term. Of the total number of options granted, options to purchase 150,000 shares will vest only if milestones to be jointly determined and approved by both the Chief Executive Officer of AssureTec Systems and Mr. Larson are met. As of September 30, 2003, options to purchase 100,000 of the 150,000 shares had vested. Mr. Larson's compensation is being deferred pursuant to the September 30, 2003 letter agreement, as described above.

Consulting Agreements

     Thomas Colatosti, a Director of AssureTec Holdings and AssureTec Systems, entered into a Consultant Agreement with AssureTec Systems dated July 1, 2003, pursuant to which Mr. Colatosti agreed to serve as a director of AssureTec Systems and to serve as a non-exclusive business consultant for AssureTec
Systems for a period of one year. Specifically, Mr. Colatosti agreed to introduce AssureTec Systems to potential investors, customers, and strategic and joint venture partners. Pursuant to this agreement, Mr. Colatosti received options to acquire 150,000 shares of common stock of AssureTec Systems at a price per share of $0.37, which vest over a twelve-month period. In July 2003, Mr. Colatosti purchased 135,000 shares of AssureTec Systems' common stock at $.37 per share.

Deferred Compensation Agreements

     Pursuant to the September 30, 2003 letter agreement described above, as of September 30, 2003, there was $1,756,503 in deferred compensation outstanding. Options to acquire a total of 513,936 shares at a price per share of $0.375 per share, and options to acquire a total of 1,022,783 shares at a price per share of $0.75 per share have been issued pursuant to the Letter Agreements as of September 30, 2003.

Certain Relationships and Related Transactions

     This section describes the transactions we have engaged in with our current and past directors and current and past officers and persons known by us to be the beneficial owners of 5% or more of our common stock during the past two fiscal years, other than the transactions described above in "--Employment Agreements and Deferred Compensation Agreements" and in "DESCRIPTION OF
BUSINESS: Corporate History and Structure."

     Both Dr. Reeves, our President and a Director, and Kevin McGuire, our Treasurer and Secretary, have been officers, directors or investors in various companies that are related to AssureTec Holdings, including our parent company, Element 21, which is undertaking the Holdings Spin-Off.

     AssureTec Holdings currently owns 2,716,900 shares of common stock of AssureTec Systems. Dr. Reeves currently serves as President and a director of AssureTec Holdings and is a consultant of Element 21. Dr. Reeves also serves as Chairman and CEO of AssureTec Systems and currently beneficially owns approximately  51.25% of AssureTec  Systems and 9.9% of

Element 21. As described above in "--Executive Compensation," Dr. Reeves receives a salary of $162,000 pursuant to his Employment Agreement with AssureTec Systems, which salary is being deferred.

     In November 2002 a mutual option between Dr. Reeves and AssureTec was created whereby, at the close of each quarter, any advances from Dr. Reeves made to AssureTec Systems from inception became convertible into stock of AssureTec. At the written request of the subsidiary, AssureTec Systems could "Put" the cumulative balance to Dr. Reeves forcing conversion of all balances at a price of $.20 per share in the alternative, Dr. Reeves could "Call" shares using the advances at his option at a price of $.25 per share until cancelled in writing subject to a 30 day advance notice in writing. This mutual option was terminated on November 28, 2003 upon issuance of the Systems Preferred as described below.

     As of September 30, 2003, AssureTec Systems owed $1,043,040 to R.T. Robertson Consultants, Inc. ("RTRC"), an entity owned by Dr. Reeves and his family. Of this amount, approximately $260,000 is owed for services of Dr. Reeves on behalf of RTRC, $425,123 is owed to Dr. Reeves' affiliates for salary advances made to AssureTec Systems employees, and the remainder is owed for cash advances made to AssureTec Systems by RTRC and for reimbursable expenses incurred by Dr. Reeves through RTRC on behalf of AssureTec Systems. On November 28, 2003, the money owed by AssureTec Systems to RTFC was converted into shares of AssureTec Systems Series A-1 Preferred Stock (the "Systems Preferred") at the ratio of 1 share for each $1,000 of debt outstanding. (See discussion of Systems Preferred under "--Description of Securities" below). The Systems Preferred has substantial preferential rights, including the right to vote on as "as converted" basis on all matters on which the common stock is entitled to vote and the right to appoint three directors of AssureTec Systems. The Systems Preferred also has conversion rights and anti-dilution features.

     After the consummation of the Holdings Spin-Off, Element 21 will have no direct interest in AssureTec Holdings. All holders of shares and options issued or exchanged in connection with the Element 21 Acquisition waived any rights with respect to the Holdings Spin-Off. After consummation of the Holdings Spin-Off, Dr. Bruce Reeves will own approximately 49.5% of AssureTec Holdings.

     AssureTec Systems entered into a three-year lease of the building where both AssureTec Holdings and AssureTec Systems are located. The lease calls for monthly payments of $3,544. One of Dr. Reeves' family-controlled entities has guaranteed the lease.

                            DESCRIPTION OF SECURITIES

AssureTec Holdings, Inc.

     AssureTec Holding's authorized capital stock consists of one hundred million (100,000,000) shares of common stock with a par value of $0.001 per share and five million (5,000,000) shares of preferred stock at a par value of $0.001 per share. As of November 30, 2003 there were 5,433,800 shares of common stock outstanding, options to acquire up to 105,200 shares of common stock outstanding, and no shares of preferred stock outstanding. The following discussion of the capital stock and options of AssureTec Holdings is a summary only and is qualified in its entirety by the provisions of AssureTec Holdings' Certificate of Incorporation, as amended.

     Common Stock. All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by stockholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect the entire Board, if they so choose, and the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation of AssureTec Holdings, each stockholder is entitled to receive a proportionate share of AssureTec Holding's assets available for distribution to stockholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of AssureTec Holdings common stock issued and outstanding are fully paid and nonassessable. Holders of the common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by the Board out of funds legally available therefore.

     Preferred Shares. Shares of preferred stock may be issued from time to time in one or more series, as may be determined by the Board. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board.

     Options. Over time, Element 21 has issued options to various individuals pursuant to a directors' plan and to consultants and employees in exchange for services rendered, which options totaled 52,600 at June 30, 2003 (the "Element 21 Options"). Each holder of an Element 21 Option, upon the exercise of his or her Element 21 Options, will receive two shares of AssureTec Holdings common stock in addition to one share of Element 21 common stock. As a result, up to 105,200 shares of AssureTec Holdings could be issued pursuant to the exercise of the Element 21 Options.

AssureTec Systems, Inc.

     AssureTec Systems' authorized capital stock consists of fifty million (50,000,000) shares of common stock with a par value of $0.001 per share and five million (5,000,000) shares of preferred stock at a par value of $0.001 per share. As of September 30, 2003 there were 9,151,408 shares of common stock outstanding; exercisable options to acquire 8,434,425 shares of common stock outstanding; unvested options to acquire 1,750,000 shares of common stock outstanding; and 1,043 shares of AssureTec Series A-1 Preferred Stock (the "Systems Preferred") outstanding. The following discussion of the capital stock of AssureTec Systems is a summary only and is qualified in its entirety by the provisions of AssureTec Systems' Certificate of Incorporation, as amended.

     Common Stock. All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by stockholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and nonassessable shares. Cumulative voting in the election of directors is not permitted. The holders of common stock and Systems Preferred are entitled, voting together as one class on an "as-converted" basis, to elect three of the seven directors. In the event of the liquidation of AssureTec Systems, each stockholder is entitled to receive a proportionate share of AssureTec Systems' assets available for distribution to stockholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of AssureTec Systems common stock issued and outstanding are fully paid and nonassessable. Holders of the common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by the Board out of funds legally available therefor.

     Preferred Shares. Shares of preferred stock may be issued from time to time in one or more series, as may be determined by the Board. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board.

     AssureTec Systems has designated 5,000 shares of preferred stock as Series A-1 Preferred Stock. The Systems Preferred shares are entitled to voting rights on an "as-converted" basis. The holders of Systems Preferred are entitled to dividends at the rate of 5% of the Systems Preferred price per share ($1,000, as adjusted to reflect any stock split, stock dividend, combination, reclassification or reorganization). The Systems Preferred shares have a liquidation preference over all other junior shares of capital stock, including the common stock. Any transaction or series of transactions which results in a change in control is deemed to be a liquidation, dissolution or winding up, unless the holders of at least 75% of the outstanding shares of Systems Preferred approve of the transaction. Each share of Systems Preferred is convertible, any time at the option of the holder, into 5,000 shares of AssureTec Systems common stock at a price per share of $0.20, which may be paid for with the conversion of debt owed by AssureTec Systems to the holder. Each share of Systems Preferred shall be automatically converted into shares of common stock upon the closing of a public offering of common stock. Holders of the Systems Preferred shall be entitled to receive dividends when declared on the common stock, on an as-converted basis. The holders of Systems Preferred have anti-dilution rights and have, so long as 20% of the shares initially issued as Systems Preferred are outstanding, the right to elect three of the seven directors of AssureTec Systems. The holders of the Systems Preferred, voting on "as converted to common stock" basis, and the holders of common stock will vote together as one class on all matters to be voted upon by the holders of common stock, including the election of the other four directors, two of whom will be independent directors, and one of whom will be the Chief Executive Officer.

     As of September 30, 2003, AssureTec Systems owed $1,043,040 to R.T. Robertson Consultants, Inc. ("RTRC"), an entity owned by Dr. Reeves and his family. On November 28, 2003, the money owed by AssureTec Systems to RTFC was converted into shares of Systems Preferred at the ratio of 1 share for each $1,000 of debt outstanding. (See discussion of Systems Preferred under "--Description of Securities" above). The Systems Preferred have substantial preferential rights, including the right to appoint three directors of AssureTec Systems, conversion rights and anti-dilution features.

                                    PART II

                         MARKET PRICE FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

     There is no trading market for AssureTec Holdings common stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for AssureTec Holdings securities. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     As of September 30, 2003, 105,200 shares were subject to issuance upon the exercise Element 21 Options.

     Currently, the only stockholder of AssureTec Holdings common stock is Element 21. After the Holdings Spin-Off, there will be approximately 3,600 stockholders of AssureTec Holdings common stock.

     AssureTec Holdings has not paid any dividends to date, and has no plans to do so in the immediate future.

     Upon completion of the Holdings Spin-Off, the transfer agent and registrar for AssureTec Holdings' common stock will be Jersey Transfer & Trust Company, 201 Bloomfield Ave, Verona, NJ 07044, telephone number (973) 239-2712.

                                LEGAL PROCEEDINGS

     There is no litigation pending or threatened by or against AssureTec Holdings.

           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                            AND FINANCIAL DISCLOSURE

     AssureTec Holdings has engaged Stephen A. Diamond, 1200 Shepard Avenue East, Suite 203, North York, Ontario, Canada M2K-2S5 (416-494-4899 x 207), as its independent auditors. AssureTec Holdings has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

                     RECENT SALES OF UNREGISTERED SECURITIES

     AssureTec Holdings has not sold any unregistered securities during the past three years.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     AssureTec Holdings' Certificate of Incorporation provides for the indemnification of directors to the fullest extent of Delaware law. Specifically, it provides that no director shall be liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under
Section 174 of the Delaware General Corporation Law or (4) a transaction from which the director derived an improper personal benefit.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the issuing company pursuant to the foregoing provisions, AssureTec Holdings has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore enforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

                          INDEX TO FINANCIAL STATEMENTS

     a. Financial statements for AssureTec Holdings, Inc. (formerly known as Tech Ventures, Inc.) for the fiscal year ended June 30, 2003

     Independent Auditor's Report............................................F-3

     Balance Sheet...........................................................F-4

     Statements of Operations................................................F-5

     Statement of Changes in Stockholders' Equity............................F-6

     Statement of Cash Flow..................................................F-7

     Notes to Financial Statements....................................F-8 - F-15

     b.Financial statements for AssureTec Holdings, Inc. (formerly known as Tech Ventures, Inc.) for the three months ended September 30, 2003 (unaudited)

     Independent Auditor's Report...........................................F-17

     Balance Sheet..........................................................F-18

     Statements of Operations...............................................F-19

     Statement of Changes in Stockholders' Equity...........................F-20

     Statement of Cash Flow.................................................F-21

     Notes to Financial Statements...................................F-22 - F-30

                            ASSURETEC HOLDINGS, INC.
                         (formerly TECH VENTURES, INC.)

                   REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2003

                          INDEPENDENT AUDITORS' REPORT


To:    The Board of Directors and Stockholders of
       AssureTec Holdings, Inc.



I have audited the accompanying consolidated balance sheet of AssureTec Holdings, Inc. and subsidiaries as of June 30, 2003 and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years ended June 30, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of AssureTec Holdings, Inc. as of June 30, 2003 and the results of their consolidated operations and their cash flows for the years ended June 30, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, as of June 30, 2003, the Company has negative working capital of $2,152,498, an accumulated deficit, including minority interests of $3,409,920 and a total stockholders' deficit of $3,233,804 and for the year ended June 30, 2003 incurred a loss before minority interest of $2,588,708 and a net loss of $971,580, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Toronto, Ontario, Canada                                      Stephen A. Diamond
October 31, 2003                                            Chartered Accountant

                            ASSURETEC HOLDINGS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         (formerly TECH VENTURES, INC.)
                           CONSOLIDATED BALANCE SHEET

                                    JUNE 30,

                             ASSETS                                                             2003                 2002
                                                                                                ----                 ----
Current Assets:
   Cash                                                                                  $          7,714     $        2,151
   Accounts receivable, trade                                                                       6,178                  -
   Prepaid expenses                                                                                     -                 63
                                                                                                   ------              -----
     Total current assets                                                                          13,892              2,214
                                                                                                   ------              -----

Equipment and leasehold improvements, net                                                          28,900             30,238
                                                                                                   ------             ------
Other assets:
   Amortized patent costs                                                                          28,090                  -
   Investments                                                                                          -              8,234
   Other non current assets                                                                         3,544              3,544
                                                                                                    -----              -----
     Total other assets                                                                            31,634             11,778
                                                                                                   ------             ------

Total assets                                                                             $         74,426     $       44,230
                                                                                                   ======             ======
                         LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
   Accounts payable                                                                      $        273,442     $      108,659
   Loans payable                                                                                   20,687             25,665
   Deferred compensation and related costs                                                      1,700,699            155,627
   Accrued expenses                                                                               171,562              6,787
                                                                                                  -------           --------
      Total current liabilities                                                                 2,166,390            296,738

   Other liabilities, related party                                                               976,825            426,199

   Notes payable stockholders                                                                     165,015            155,755
                                                                                                  -------            -------
      Total liabilities                                                                         3,308,230            878,692
                                                                                                ---------            -------

Stockholders' deficit
   Preferred stock - authorized 5,000,000 shares, no shares outstanding                                 -                  -
   Common stock - authorized 50,000,000 shares, 5,433,800 shares
outstanding at June 30, 2003 and June 30, 2002 respectively                                         5,434              5,434
   Minority interest                                                                          (2,303,209)           (686,081)
   Additional paid in capital                                                                     202,720             95,287
   Development stage accumulated deficit                                                      (1,106,711)           (249,100)
                                                                                              -----------           ---------
                                                                                              (3,201,766)           (834,460)
   Deferred offering costs                                                                       (32,038)                  -
   Stockholders' subscriptions receivable                                                               -                 (2)
                                                                                              -----------          ---------
           Total stockholders' deficit                                                        (3,233,804)           (834,462)
                                                                                              -----------          ---------
         Total liabilities and stockholders' deficit                                     $         74,426     $       44,230
                                                                                                   ======             ======
                 See notes to consolidated financial statements.



                            ASSURETEC HOLDINGS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         (formerly TECH VENTURES, INC.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS

 For the Years ended June 30, 2003 and 2002 and from Inception to June 30, 2003


                                                                                                        Inception
                                                                                                    November 02, 2001)
                                                                                                            to
                                                               2003                 2002             June 30,2003
                                                               ----                 ----             ------------
Revenues                                              $         15,562    $               -     $           15,562

Cost of goods sold                                                   -                    -                      -
                                                             ---------             --------              ---------
Gross profit                                                    15,562                    -                 15,562

Costs and expenses:
   General and administrative                         $       (813,315)   $        (559,709)    $       (1,373,024)
   Research and development                                 (1,719,600)            (373,685)            (2,093,285)
                                                           -----------            ---------            -----------
        Total costs and expenses                            (2,532,915)            (933,394)            (3,466,309)
                                                           -----------             --------             -----------


Loss from operations                                        (2,517,353)            (933,394)            (3,450,747)
                                                           -----------            ---------            -----------

Other income (expense)
   Interest expense                                            (65,837)             (1,787)               (67,624)
   Loss on investments                                          (5,518)                  -                  (5,518)
                                                               -------             --------                -------
     Total other income (expense), net                         (71,355)              (1,787)               (73,142)
                                                              --------              -------               --------

Net loss before minority interest                           (2,588,708)            (935,181)            (3,523,889)


Minority interest                                            1,617,128              686,081              2,303,209
                                                             ---------              -------              ---------

Net loss                                              $       (971,580)   $        (249,100)    $       (1,220,680)
                                                              ========             ========            ===========


                 See notes to consolidated financial statements.


                            ASSURETEC HOLDINGS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         (formerly TECH VENTURES, INC.)
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002




                          Common stock               Additional     Minority                 Deferred   Stockholders'      Total
                           Number of    Common stock   Paid in   Shareholders'  Accumulated  Offering   Subscriptions  Stockholders'
                             shares        Amount      Capital      Interest      Deficit      Costs      Receivable       Equity
                             ------        ------      -------      --------      -------      -----      ----------       ------
October 2001 Founders
shares issued              5,433,800   $   5,434    $  95,287   $             $               $       -  $      (2)   $   100,719
Net loss year ended
June 30, 2002                                                                      (935,181)                             (935,181)
Minority shareholder
interest                           -           -            -       (686,081)       686,081           -          -              -
                         -----------    --------       ------      ---------       -------     --------    --------    ----------
Balance June 30, 2002
                           5,433,800       5,434       95,287       (686,081)      (249,100)          -         (2)      (834,462)
Additional paid
in capital                         -                  107,433                                                    2        107,435
Deferred offering costs                                                                         (32,038)                  (32,038)
Net effect of subsidiary
transaction (Note 1)                                                                113,969                               113,969
Net loss year ended
June 30, 2003                                                                    (2,588,708)                           (2,588,708)
Minority shareholder
interest                           -           -            -     (1,617,128)     1,617,128           -          -              -
                         ===========     =======     ========     ==========      =========    --------    -------     ==========
Balance June 30, 2003
                           5,433,800   $   5,434    $ 202,720   $ (2,303,209) $  (1,106,711)  $ (32,038)         -    $(3,233,804)
                           =========       =====      =======     ==========     ==========    ========    =======     ==========

                 See notes to consolidated financial statements.

                            ASSURETEC HOLDINGS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         (formerly TECH VENTURES, INC.)
                       CONSOLIDATED STATEMENT OF CASH FLOW
 For the Years ended June 30, 2003 and 2002 and from Inception to June 30, 2003


                                                                                                                    Inception
                                                                                                              (November 2, 2001) to
                                                                           2003                2002             June 30, 2003 2002
                                                                                               ----             ------------------
Cash flows from operating activities:
   Net loss                                                         $      (971,580)  $         (249,100)   $         (1,220,680)
   Adjustments for non-cash items:                                                -
      Depreciation and amortization                                          20,225                8,775                  29,000
      Minority interest                                                  (1,617,128)            (686,081)             (2,303,209)
      Net effect of subsidiary transaction                                  113,969                                      113,969
   (Increase) decrease in current assets
     Accounts receivable                                                     (6,178)                   -                  (6,178)
     Prepaid expenses                                                            63                  (63)                      -
     Other non current assets                                                     -               (3,544)                 (3,544)
   Increase (decrease) in current liabilities
     Accounts payable                                                       164,783              108,659                 273,442
     Loans payable                                                           (4,978)              25,665                  20,687
     Deferred compensation and related costs                              1,545,072              155,627               1,700,699
     Accrued expenses                                                       164,775                6,787                 171,562
                                                                            -------                -----                 -------
                Net cash used in operating activities                      (590,977)            (633,275)             (1,224,252)
                                                                           --------             --------             -----------

Cash flows from investing activities:
   Purchase of equipment                                                    (18,887)             (39,013)                (57,900)
   Amortized patent costs                                                   (28,090)                   -                 (28,090)
   Investments in securities                                                  8,234               (8,234)                      -
                                                                            -------               ------                       -
                Net cash used in investing activities                       (38,743)             (47,247)                (85,990)
                                                                            -------              -------                --------

Cash flows from financing activities
   Other liabilities, related party                                         550,626              426,199                 976,825
   Notes and loans from stockholders                                          9,260              155,755                 165,015
   Deferred offering costs                                                  (32,038)                   -                 (32,038)
   Capitalization                                                           107,435              100,719                 208,154
                Net cash provided by financing activities                         0              682,673               1,317,956
                                                                                  -              -------               ---------

   Net increase in cash                                                       5,563                2,151                   7,714

Cash and cash equivalents, beginning of the year                              2,151                    -                       -
                                                                              -----               ------                   -----

Cash and cash equivalents, end of the year,                         $             0                2,151                   7,714
                                                                                  -                -----                   =====

Supplemental schedule of cash flow data:
   Cash paid for interest                                                         -                    -                       -
   Stock issued for services                                                      -                    -                       -
   Liabilities settled by issuance of common stock                                -                    -                       -


                 See notes to consolidated financial statements.

                            ASSURETEC HOLDINGS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)
                         (formerly TECH VENTURES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2003

1.   Organization and Summary of Significant Accounting Policies
     -----------------------------------------------------------

Reporting Entity
----------------

     The financial statements and related notes have been prepared from the books and records of AssureTec Holdings, Inc. ("AssureTec Holdings" or the "Company") and AssureTec Systems, Inc. ("AssureTec Systems") a development stage enterprise. The Company was incorporated under the laws of the state of Delaware on June 12, 2002 and acquired substantially all of the assets of Element 21 Golf Company ("Element 21", formerly, BRL Holdings, Inc.), in exchange for 100% of the stock of AssureTec Holdings.

     Element 21, which is currently our parent corporation, was organized in Delaware, on June 26, 1986, as OIA, Inc. ("OIA"). In June 1992 FLS Acquisition Corp. acquired OIA in a reverse acquisition and changed its corporate name to Biorelease Corp., the name of which was changed on May 1, 2001 to BRL Holdings, Inc. In October 2003, BRL Holdings, Inc. changed its name to Element 21 Golf Company.

     Effective October 3, 2002, Element 21 (which at that time, was named "BRL Holdings, Inc.") acquired 100% of the outstanding common stock of Element 21 Technologies, Inc., formerly Element 21 Golf Company, a Delaware corporation (the "Golf Company"), in exchange for 42,472,420 restricted shares of Element 21 common stock (the "Element 21 Acquisition"). Element 21 also converted options to acquire 6,432,000 shares of the Golf Company common stock into options to acquire 6,432,000 shares of Element 21 common stock. The Element 21 Acquisition was accounted for as a "reverse" acquisition using the purchase method of accounting, because it resulted in the stockholders of the Golf Company owning a majority of the stock of Element 21 immediately following the Element 21 Acquisition.

     Immediately following the Element 21 Acquisition, the Board of Directors of Element 21 resolved to effect, by exemption from registration under the Securities Act of 1933, a distribution (the "Holdings Spin-Off") of Element 21's interests in AssureTec Holdings, to Element 21 stockholders of record as of October 4, 2002 (excluding, in accordance with the consent of such stockholders, the shares held by stockholders who received shares of Element 21's common stock in connection with the Element 21 Acquisition).

     AssureTec Holdings has no operations except for activities of AssureTec Systems and was formed to be a holding company. AssureTec Holdings currently owns stock in several corporations that were previously owned in whole or in part by Element 21. Those companies, and descriptions of their respective businesses, are as follows:

                            ASSURETEC HOLDINGS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)
                         (formerly TECH VENTURES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2003

     AssureTec Systems, Inc. AssureTec Systems, a development stage company, was incorporated in Delaware on October 2, 2001. Effective November 9, 2001, Element 21 acquired 100% of AssureTec Systems ("the AssureTec Acquisition") by issuing 6,354,000 shares of restricted Element 21 common stock and options to acquire 4,750,000 shares of Element 21 common stock in exchange for all the issued and outstanding shares of AssureTec Systems common stock and options to acquire 4,750,000 shares of AssureTec Systems common stock.

     On April 1, 2002 Element 21 exchanged 2,852,000 shares of AssureTec Systems common stock that it had received in the AssureTec Acquisition for 5,704,000 shares of Element 21 common stock, from substantially all the founders and consultants from whom Element 21's interest in AssureTec Systems was initially acquired. In addition, options to acquire 4,750,000 shares of Element 21 common stock then held by these individuals were cancelled. As a result of these transactions and the issuance of additional shares of AssureTec Systems common stock to employees upon the exercise of stock options, Element 21's ownership of AssureTec Systems decreased 34.2% of the outstanding shares of common stock. Element 21 undertook this latter transaction because AssureTec Systems was still in its development stage and Element 21 was unable to generate sufficient capital to support AssureTec Systems as a wholly owned subsidiary.

     Biorelease Technologies, Inc. ("BTI") was a wholly owned subsidiary of Element 21 from 1991 until July 1999 when 60% of BTI was acquired by Dr. Reeves, an officer and director of the Company and 24.2% of BTI was distributed to the officers, directors and stockholders of Element 21 at that time. Upon our incorporation in June 2002, Element 21 transferred to us its ownership of the remaining 15.8% of BTI. The business conducted by BTI at that time constituted all of Element 21's business. In 2003 the investment in BTI was deemed to be of no value and the investment was charged off to operations. BTI has no operations, source of business, or business revenue.

     I-Jam Enterprises, Inc. ("IJAM") and Advanced Conductor Technologies, Inc. ("ACT") were incorporated in Delaware on July 11, 2001 as wholly owned subsidiaries to pursue other business opportunities. No such business opportunities were consummated, and these entities currently have no material operations, no sources of revenue, and no business.

     In August 2001, the FASB issued SFAS No. 114, "Accounting for the Impairment or Disposal of Long-lived Assets", which supersedes previous guidance on financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. Adoption of SFAS No. 144 is required no later than the beginning of fiscal 2003. Management does not expect the adoption of SFAS No. 144 to have a significant impact on the Company's financial position or results of operations.

                            ASSURETEC HOLDINGS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)
                         (formerly TECH VENTURES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2003

     In July 2002, the FASB issued SFS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."

     SFAS No. 146 requires that a liability be recognized for those costs only when the liability is uncured, that is, when it meets the definition of a liability in the FASB's conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier adoption encouraged. Management does expect the adoption of SFAS No. 146 will have a material impact on the company's financial position or results of operations.

Consolidation of Financial Statements
-------------------------------------

     After the Holdings Spin-Off, Dr. Reeves, an officer and director of the Company and AssureTec Systems, will own 49.5% of AssureTec Holdings common stock and owns approximately 48.54% of AssureTec Systems common stock. As a result of the common management and ownership of the companies by this stockholder the financial statements are consolidated.

     The Company adopted the equity method of accounting for its investment in AssureTec Systems. The equity method was adopted in recognition of the reduction of its ownership interest below 50%. Upon adopting the equity method of accounting, the Company recorded an adjustment in equity, in fiscal year 2003, in the amount of $113,969 representing a reserve against receivables established in 2002. This adjustment is reflected as "Net effect of subsidiary transaction" in the accompanying Statement of Changes in Stockholders Deficit.

Fair Value of Financial Instruments
-----------------------------------

     The Company's financial instruments consist of cash, short-term receivables and short-term liabilities. Short-term liabilities consist of accounts payable to non-affiliated parties; deferred compensation and related taxes are accrued under employee and consultant agreements. The carrying value of all instruments approximates their fair value.

Revenue Recognition
-------------------

     Revenues from product sales are recorded when shipped.

                            ASSURETEC HOLDINGS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)
                         (formerly TECH VENTURES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2003

Equipment
---------

     Equipment is stated at cost. Depreciation and amortization are provided using an accelerated method over the estimated useful lives of three to seven years. Repairs and maintenance are charged to expense when incurred. Any gain or loss resulting from the disposal of equipment is included in operations and the cost and related accumulated depreciation are removed from the respective account balances.

Income Taxes
------------

     Under FASB Statement No. 109, Accounting for income taxes, deferred income taxes are recognized for the tax consequences in future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period of deferred tax assets and liabilities.

Minority Interest
-----------------

     Various individuals own a majority interest in AssureTec Systems. For the purposes of financial statement presentation, their interest in AssureTec Systems is separately stated in the stockholders' equity section of the balance sheet under Minority Interest and represents their contributed capital and accumulated losses for their interest in AssureTec Systems.

Research and Development Expenditures
-------------------------------------

     The research and development costs associated with the AssureTec technology and for which the Company has no future use other than this project have been written off in the period the funds were expended.

Future Operations/Going Concern
-------------------------------

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has limited assets, a negative working capital of $2,152,498, an accumulated deficit, including minority interest and losses prior to development stage of $3,409,920 and a total stockholders' deficiency of $3,233,804, all of which raise substantial doubt about its ability to continue as a going concern.

                            ASSURETEC HOLDINGS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)
                         (formerly TECH VENTURES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2003

Loss Per Common Share
---------------------

     Loss per common share is computed using the weighted-average number of common shares outstanding during each period.

     As of June 30, 2003 and 2002 the net loss per share was calculated as follows:

                                                      2003            2002
                                                      ----            ----
        Net loss before minority interest    $   (2,588,708)    $    (935,181)
        Weighted Average Shares                   5,433,800         5,433,800
        Basic and diluted loss per share     $        (0.48)    $       (0.17)

2.   Technology
     ----------

     AssureTec Systems has developed an integrated identity document management platform that can automatically identify and validate any identity document type being presented, regardless of whether the document has been printed according to International Civil Aviation Organization (" ICAO") standards.

     Furthermore, the AssureTec Systems platform includes a proprietary document specifications library that ascertains the degree to which security features and known document characteristics are present or absent in any document being presented, whether ICAO standard or not. This capability enables a higher level of automation, with a higher degree of public access, security risk management, to a border, passenger check-in terminal, sensitive facility, or other control point.

     As a subset of this document management software product, AssureTec Systems offers document authentication management for each document type supported. The software utilizes a weighted risk-scoring scheme for each security feature confirmed, or absent, based on the individual requirements of a particular access point.

     Once a document in the AssureTec Systems data library has been recognized by the AssureTec Systems automated identity document management system, predetermined protocols are applied according to the specific requirements of the local control point. These rules and protocols drive the level of data extraction and enable further analyses including: biometrics, document security feature analysis (authentication), matching to watch lists, stolen document lists, passenger manifests, and the like.

     The research and development costs associated with the AssureTec Systems technology and for which the Company has no future use other than the project have been written off in the period the funds were expended.

                            ASSURETEC HOLDINGS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)
                         (formerly TECH VENTURES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2003

3.   Equity
     ------

     As of June 12, 2002 the Company issued 5,433,800 shares of common stock at a par value of $.001 per share that also approximates their fair market value. Additionally 105,200 options to acquire a like number of shares of common stock are outstanding as of June 30, 2003.

4.   Notes and Loans by Stockholders
     -------------------------------

     Notes  payable  and  loans   payable  are  due  to  AssureTec   Systems  by
stockholders of AssureTec Systems, as follows:

                                                                                                  2003           2002
                                                                                            ---------------  -------------
     Note payable to a stockholder, who is currently not an officer, director or
        5% beneficial stockholder and who is an employee, is payable on demand with interest of 5% annum accrued since December 2002. The note is convertible into shares of common stock at the ratio of 2.86 shares per
        each dollar of outstanding principal and interest.                                         $72,550        $72,550

     Notes payable to certain stockholders, none of whom is an officer, director or 5%
        beneficial stockholder, are payable without interest within five business days of AssureTec Systems achieving an aggregate capitalization from parties
        unaffiliated with AssureTec Systems of $1,000,000.                                          83,205         83,205

     Loan payable, stockholder                                                                       9,260             --
                                                                                            ---------------  -------------
           TOTAL                                                                                  $165,015       $155,755
                                                                                            ===============  =============


Interest of $3,600 and $1,787 for years ended June 2003 and 2002, respectively has been accrued in these financial statements.

                            ASSURETEC HOLDINGS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)
                         (formerly TECH VENTURES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2003

5.   Related Party Transactions
     --------------------------

     Dr. R Bruce Reeves will own, after the Holdings Spin-Off, approximately 49.5% of the Company and owns approximately 48.54% of AssureTec Systems. At June 30, 2003, AssureTec Systems owed Dr. Reeves and his affiliates $976,825. In November 2002 a mutual option between Dr. Reeves and AssureTec was created whereby, at the close of each quarter, any advances from Dr. Reeves made to AssureTec Systems from inception became convertible into stock of AssureTec. At the written request of the subsidiary, AssureTec Systems could "Put" the cumulative balance to Dr. Reeves forcing conversion of all balances at a price of $.20 per share in the alternative, Dr. Reeves could "Call" shares using the advances at his option at a price of $.25 per share until cancelled in writing subject to a 30 day advance notice in writing. This mutual option was terminated on November 28, 2003 upon issuance of the Systems Preferred as described in Note 6 below.

6.   Subsequent Event
     ----------------

     On November 28, 2003, the Company authorized the Designation of Convertible Series A-1 Preferred Stock (the "Systems Preferred"). Each share of preferred stock is convertible into 5,000 fully paid and non-assessable shares of Common Stock at an initial per share price of $.20 for the common stock. Future conversion of any additional preferred stock shall be adjusted based upon a formula computed by the number of shares of common stock outstanding, the average price per share received by the corporation and the number of shares of Common Stock issued at the time of conversion. Conversion shall be automatic upon the closing of a public offering. As of September 30, 2003, AssureTec Systems owed $1,043,040 to R.T. Robertson Consultants, Inc. ("RTRC"), an entity owned by Dr. Reeves and his family. Of this amount, approximately $260,000 was owed for services of Dr. Reeves, $425,123 is owed to Dr. Reeves' affiliates for salary advances made to AssureTec Systems employees, and the remainder is owed for cash advances made to AssureTec Systems by Dr. Reeves and for reimbursable expenses incurred by Dr. Reeves on behalf of AssureTec Systems. On November 28, 2003, the money owed by AssureTec Systems to RTRC was converted into shares of Systems Preferred at the ratio of one share for each $1,000 of debt outstanding. The Systems Preferred has substantial preferential rights, including the right to appoint three directors of AssureTec Systems, conversion rights and anti-dilution features.

     Immediately following the Element 21 Acquisition in October of 2003, the Board of Directors of Element 21 resolved to effect, by exemption from registration under the Securities Act of 1933, a distribution (the "Holdings Spin-Off") of Element 21's interests in AssureTec Holdings, to Element 21 stockholders of record as of October 4, 2002 excluding, in accordance with the consent of such stockholders, the shares held by stockholders who received shares of Element 21's common stock in connection with the Element 21 Acquisition.

                            ASSURETEC HOLDINGS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)
                         (formerly TECH VENTURES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2003

     At or about the time of the Holdings Spin-Off estimated to occur February 15, 2004, AssureTec Holdings intends to conduct a share exchange (the "Systems Exchange') with stockholders of AssureTec Systems in order to acquire the remaining shares of AssureTec Systems not currently owned by AssureTec Holdings. These shareholders of AssureTec Systems represent approximately 65.8% of the ownership in AssureTec Systems. Pursuant to the proposed Systems Exchange, each shareholder of AssureTec Systems will have the right to receive two shares of AssureTec Holdings common stock for each share of AssureTec Systems common stock owned by such holder. In addition, each holder of an option to acquire one share of AssureTec Systems common stock (a "Systems Option") will have the right to exchange his or her Systems Option for an option to acquire two shares of AssureTec Holdings at a price per share equaling one-half of the exercise price of the exchanged Systems Option, and otherwise on the same terms and conditions as provided by such holder's Systems Option. The officers and directors of AssureTec Systems, who own in the aggregate approximately 43.5% of the outstanding voting securities of AssureTec Systems (not including options), have indicated their respective intentions to participate in the Systems Exchange. Following the exchange it is anticipated that AssureTec Systems will become a wholly owned subsidiary of AssureTec Holdings.

                            ASSURETEC HOLDINGS, INC.
                         (formerly TECH VENTURES, INC.)

                   REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2003

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
AssureTec Holdings, Inc.

I have reviewed the accompanying consolidated balance sheet of AssureTec Holdings, Inc. as of September 30, 2003 and the consolidated statements of operations, and consolidated cash flows for the interim period from June 30, 2003 through September 30, 2003, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the Company's management.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements as of September 30, 2003 the Company, including the subsidiary, has no working capital, an accumulated deficit of $4,176,817, and a total stockholders' deficit of $3,758,027 and for the three month period from June 30, 2003 to September 30, 2003 has incurred a net loss of $652,932, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.








Toronto, Ontario, Canada                                      Stephen A. Diamond
December 2, 2003                                            Chartered Accountant

                            ASSURETEC HOLDINGS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         (formerly TECH VENTURES, INC.)
                           CONSOLIDATED BALANCE SHEET
                                   (Unaudited)

                                                                                           September 30,           June 30,
                            ASSETS                                                              2003                 2003
                                                                                                ----                 ----
Current Assets:
   Cash                                                                                  $             94     $        7,714
   Accounts receivable                                                                            118,026              6,178
   Prepaid expenses and other current assets                                                            -                  -
                                                                                                  -------             ------
     Total current assets                                                                         118,120             13,892
                                                                                                  -------             ------

Equipment and leasehold improvements, net                                                          23,900             28,900
                                                                                                   ------             ------
Other assets:
   Amortized patent costs                                                                          28,090             28,090
   Other non current assets                                                                         3,544              3,544
                                                                                                    -----              -----
     Total other assets                                                                            31,634             31,634
                                                                                                   ------             ------

Total assets                                                                             $        173,654     $       74,426
                                                                                                  =======             ======
                         LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
   Accounts payable                                                                      $        399,200     $      273,442
   Loans payable                                                                                   20,687             20,687
   Deferred compensation and related costs                                                      1,982,838          1,700,699
   Accrued expenses                                                                               210,933            171,562
                                                                                                  -------      ---   -------
      Total current liabilities                                                                 2,613,658          2,166,390

   Other liabilities, related party                                                             1,153,008            976,825

   Notes payable stockholders                                                                     165,015            165,015
                                                                                                  -------            -------
     Total liabilities                                                                          3,931,681          3,308,230
                                                                                                ---------          ---------

Stockholders' deficit
   Preferred stock - authorized 5,000,000 shares, no shares outstanding                                 -                  -
   Common stock - authorized 50,000,000 shares, 5,433,800 shares
outstanding at September 30, 2003 and June 30, 2003 respectively                                    5,434              5,434
   Minority interest                                                                           (2,712,201)        (2,303,209)
   Additional paid in capital                                                                     512,594            202,720
   Development stage accumulated deficit                                                       (1,464,616)        (1,106,711)
                                                                                               ----------        -----------
                                                                                               (3,658,789)        (3,201,766)
   Deferred offering costs                                                                        (99,238)           (32,038)
                                                                                                 --------           --------
           Total stockholders' deficit                                                         (3,758,027)        (3,233,804)
                                                                                              -----------        -----------
         Total liabilities and stockholders' deficit                                     $        173,654  $          74,426
                                                                                                  =======             ======

                 See notes to consolidated financial statements.

                            ASSURETEC HOLDINGS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         (formerly TECH VENTURES, INC.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS

         For the three months ended September 30, 2003 and 2002 and from
                         Inception to September 30, 2003

                                   (Unaudited)

                                                                                                       Inception
                                                                                                  (November 02, 2001)
                                                                                                           to
                                                               2003                2002            September 30, 2003
                                                               ----                ----            -------------------
Revenues                                              $       230,895      $            -        $         246,457

Cost of goods sold                                            156,700                   -                  156,700
                                                              -------            --------                  -------
Gross profit                                                   74,195                   -                   89,757
                                                               ------            --------                   ------

Costs and expenses:
   General and administrative                         $      (403,070)     $     (258,885)        $     (1,776,094)
   Research and development                                  (297,657)           (150,791)              (2,390,942)
                                                             --------           ---------               ----------
        Total costs and expenses                             (700,727)           (409,676)              (4,167,036)
                                                             --------            --------               -----------

Loss from operations                                         (626,532)           (409,676)              (4,077,279)
                                                             --------           ---------               ----------

Other income (expense)                                                                  -
   Interest expense                                           (26,400)                  -                  (94,024)
   Loss on investments                                              -                   -                   (5,518)
                                                               ------            --------                  -------
     Total other income (expense), net                        (26,400)                  -                  (99,542)
                                                              -------            --------                  -------

Net loss before minority interest                            (652,932)           (409,676)              (4,176,821)

Minority interest                                             408,992                   -                 2,712,201
                                                              -------            --------                ---------

Net loss                                              $      (243,940)     $     (409,676)        $     (1,464,620)
                                                             ========            ========               ==========

                 See notes to consolidated financial statements.

                            ASSURETEC HOLDINGS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         (formerly TECH VENTURES, INC.)
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

              FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003 AND THE
                       YEARS ENDED JUNE 30, 2003 AND 2002

                                   (Unaudited)


                        Common stock               Additional      Minority                  Deferred   Stockholders'      Total
                         Number of    Common stock   Paid in    Shareholders'   Accumulated  Offering   Subscriptions  Stockholders'
                           shares        Amount      Capital       Interest       Deficit      Costs      Receivable       Equity
                           ------        ------      -------       --------       -------      -----      ----------       ------
October 2001 Founders
shares issued               5,433,800   $    5,434   $   95,287    $            $              $       -  $     (2)    $   100,719
Net loss year ended
June 30, 2002                                                                        (935,181)                            (935,181)
Minority shareholders'
interest                            -            -            -       (686,081)       686,081          -         -               -
                          -----------    ---------      -------       --------        -------    -------   -------       ---------
Balance June 30, 2002
                            5,433,800        5,434       95,287       (686,081)      (249,100)         -        (2)       (834,462)
Additional paid
in capital                          -                   107,433                                                  2         107,435
Deferred offering costs                                                                          (32,038)                  (32,038)
Net effect of subsidiary
transaction (Note 1)                                                                  113,969                              113,969
Net loss year
ended June 30,                                                                     (2,588,708)                          (2,588,708)
2003
Minority
shareholder's interest              -            -            -     (1,617,128)     1,617,128                                    -
                            =========     ========   ==========     ==========      =========    -------   -------       =========
Balance June 30, 2003
                            5,433,800   $    5,434   $  202,720    $(2,303,209) $  (1,106,711) $ (32,038)              $(3,233,804)
                                                                                                                 -
Common stock issued
Additional paid
in              capital                                 309,874                                                            309,874
Deferred offering costs                                                                          (67,200)                  (67,200)
Net effect of subsidiary
transaction (Note 1)                                                                 (113,965)                            (113,965)
Net loss for the three
months ended September 30,
2003                                                                                 (652,932)                            (652,932)
Minority shareholders'
interest                            -            -            -       (408,992)       408,992                                    -
                            ---------       ------      -------       --------        -------     ------                ----------
                            5,433,800   $    5,434   $  512,594   $ (2,712,201) $  (1,464,616) $ (99,238)              $(3,758,027)
                            =========        =====      =======     ==========     ==========     ======                ==========

                 See notes to consolidated financial statements.


                            ASSURETEC HOLDINGS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         (formerly TECH VENTURES, INC.)
                       CONSOLIDATED STATEMENT OF CASH FLOW

                                  SEPTEMBER 30,
                                   (Unaudited)


                                                                  Three months            Three months             Inception
                                                                  September 30,           September 30,       (November 2, 2001) to
                                                                      2003                     2002            September 30, 2003
                                                                      ----                     ----            ------------------
         Cash flows from operating activities:
   Net loss                                                       $   (243,940)               (140,164)    $      (1,464,620)
   Adjustments for non-cash items:                                           -
      Depreciation and amortization                                      5,000                       -                34,000
      Minority interest                                               (408,992)               (269,512)           (2,712,201)
      Net effect of subsidiary transaction                            (113,965)                                            4
   (Increase) decrease in current assets
     Accounts receivable                                              (111,848)                      -              (118,026)
     Prepaid expenses                                                        -                       -                     -
     Other non current assets                                                -                       -                (3,544)
   Increase (decrease) in current liabilities
     Accounts payable                                                  125,758                  14,828               399,200
     Loans payable                                                           -                       -                20,687
     Deferred compensation and related costs                           282,139                 273,743             1,982,838
     Accrued expenses                                                   39,371                       -               210,933
                                                                        ------                 -------               -------
                Net cash used in operating activities                 (426,477)               (121,105)           (1,650,729)
                                                                     ---------                --------             ---------

Cash flows from investing activities:
   Purchase of equipment                                                     -                       -               (57,900)
   Amortized patent costs                                                    -                       -               (28,090)
   Investments in securities                                                 -                      83                     -
                                                                           ---                    ----               -------
                Net cash used in investing activities                       -                       83               (85,990)
                                                                           ---                    ----               -------

Cash flows from financing activities
   Other liabilities, related party                                    176,183                 120,158             1,153,008
   Notes and loans from stockholders                                         -                       -               165,015
   Deferred offering costs                                             (67,200)                      -               (99,238)
                                                                                                                     518,028

   Capitalization                                                      309,874                 102,731
                                                                       -------                 -------
                Net cash provided by financing activities              418,857                 120,158             1,736,813
                                                                       -------                 -------             ---------

   Net increase in cash                                                 (7,620)                   (864)                   94

Cash and cash equivalents, beginning of the year                         7,714                   2,151                     -
                                                                         -----                   -----              --------

Cash and cash equivalents, end of the year,                       $         94                   1,287                    94
                                                                            ==                   =====              ========




Supplemental schedule of cash flow data:
   Cash paid for interest                                                       -                    -                     -
   Stock issued for services                                                    -                    -                     -
   Liabilities settled by issuance of common stock                              -                    -                     -

                See notes to consolidated financial statements.

                                      F-21

                            ASSURETEC HOLDINGS, INC.
                         (formerly TECH VENTURES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2003

1.   Organization and Summary of Significant Accounting Policies
     -----------------------------------------------------------

Reporting Entity
----------------

     The financial statements and related notes have been prepared from the books and records of AssureTec Holdings, Inc. ("AssureTec Holdings" or the "Company") and AssureTec Systems, Inc. ("AssureTec Systems") a development stage enterprise. The Company was incorporated under the laws of the state of Delaware on June 12, 2002 and acquired substantially all of the assets of Element 21 Golf Company ("Element 21", formerly, BRL Holdings, Inc.), in exchange for 100% of the stock of AssureTec Holdings.

     Element 21, which is currently our parent corporation, was organized in Delaware, on June 26, 1986, as OIA, Inc. ("OIA"). In June 1992 FLS Acquisition Corp. acquired OIA in a reverse acquisition and changed its corporate name to Biorelease Corp., the name of which was changed on May 1, 2001 to BRL Holdings, Inc. In October 2003, BRL Holdings, Inc. changed its name to Element 21 Golf Company.

     Effective October 3, 2002, Element 21 (which at that time, was named "BRL Holdings, Inc.") acquired 100% of the outstanding common stock of Element 21 Technologies, Inc., formerly Element 21 Golf Company, a Delaware corporation (the "Golf Company"), in exchange for 42,472,420 restricted shares of Element 21 common stock (the "Element 21 Acquisition"). Element 21 also converted options to acquire 6,432,000 shares of the Golf Company common stock into options to acquire 6,432,000 shares of Element 21 common stock. The Element 21 Acquisition was accounted for as a "reverse" acquisition using the purchase method of accounting, because it resulted in the stockholders of the Golf Company owning a majority of the stock of Element 21 immediately following the Element 21 Acquisition.

     Immediately following the Element 21 Acquisition, the Board of Directors of Element 21 resolved to effect, by exemption from registration under the Securities Act of 1933, a distribution (the "Holdings Spin-Off") of Element 21's interests in AssureTec Holdings, to Element 21 stockholders of record as of October 4, 2002 (excluding, in accordance with the consent of such stockholders, the shares held by stockholders who received shares of Element 21's common stock in connection with the Element 21 Acquisition).

     AssureTec Holdings has no operations except for activities of AssureTec Systems and was formed to be a holding company. AssureTec Holdings currently owns stock in several corporations that were previously owned in whole or in part by Element 21. Those companies, and descriptions of their respective businesses, are as follows:

                            ASSURETEC HOLDINGS, INC.
                         (formerly TECH VENTURES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2003

     AssureTec Systems, Inc. AssureTec Systems, a development stage company, was incorporated in Delaware on October 2, 2001. In November 2001, Element 21 acquired 100% of AssureTec Systems ("the AssureTec Acquisition") by issuing 6,354,000 shares of restricted Element 21 common stock and options to acquire 4,750,000 shares of Element 21 common stock in exchange for all the issued and outstanding shares of AssureTec Systems common stock and options to acquire 4,750,000 shares of AssureTec Systems common stock.

     On April 1, 2002 Element 21 exchanged 2,852,000 shares of AssureTec Systems common stock that it had received in the AssureTec Acquisition for 5,704,000 shares of Element 21 common stock, from substantially all the founders and consultants from whom Element 21's interest in AssureTec Systems was initially acquired. In addition, options to acquire 4,750,000 shares of Element 21 common stock then held by these individuals were cancelled. As a result of these transactions and the issuance of additional shares of AssureTec Systems common stock to employees upon the exercise of stock options, Element 21's ownership of AssureTec Systems decreased to 34.2% of the outstanding shares of common stock. Element 21 undertook this latter transaction because AssureTec Systems was still in its development stage and Element 21 was unable to generate sufficient capital to support AssureTec Systems as a wholly owned subsidiary.

     Biorelease Technologies, Inc. ("BTI") was a wholly owned subsidiary of Element 21 from 1991 until July 1999 when 60% of BTI was acquired by Dr. Reeves, an officer and director of the Company and 24.2% of BTI was distributed to the officers, directors and stockholders of Element 21 at that time. Upon our incorporation in June 2002, Element 21 transferred to us its ownership of the remaining 15.8% of BTI. The business conducted by BTI at that time constituted all of Element 21's business. In 2003 the investment in BTI was deemed to be of no value and the investment was charged off to operations. BTI has no operations, source of business, or business revenue.

     I-Jam Enterprises, Inc. ("IJAM") and Advanced Conductor Technologies, Inc. ("ACT") were incorporated in Delaware on July 11, 2001 as wholly owned subsidiaries to pursue other business opportunities. No such business opportunities were consummated, and these entities currently have no material operations, no sources of revenue, and no business.

     In August 2001, the FASB issued SFAS No. 114, "Accounting for the Impairment or Disposal of Long-lived Assets", which supersedes previous guidance on financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. Adoption of SFAS No. 144 is required no later than the beginning of fiscal 2003. Management does not expect the adoption of SFAS No. 144 to have a significant impact on the Company's financial position or results of operations.

                            ASSURETEC HOLDINGS, INC.
                         (formerly TECH VENTURES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2003

     In July 2002, the FASB issued SFS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."

     SFAS No. 146 requires that a liability be recognized for those costs only when the liability is uncured, that is, when it meets the definition of a liability in the FASB's conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier adoption encouraged. Management does expect the adoption of SFAS No. 146 will have a material impact on the company's financial position or results of operations.

Consolidation of Financial Statements
-------------------------------------

     After the Holdings Spin-Off, Dr. Reeves, an officer and director of the Company and AssureTec Systems, will own 49.5% of AssureTec Holdings common stock and owns approximately 48.54% of AssureTec Systems common stock. As a result of the common management and ownership of the companies by this stockholder the financial statements are consolidated.

     The Company adopted the equity method of accounting for its investment in AssureTec Systems. The equity method was adopted in recognition of the reduction of its ownership interest below 50%. Upon adopting the equity method of accounting, the Company recorded an adjustment in equity, in fiscal year 2003, in the amount of $113,969 representing a reserve against receivables established in 2002. This adjustment is reflected as "Net effect of subsidiary transaction" in the accompanying Statement of Changes in Stockholders Deficit.

Fair Value of Financial Instruments
-----------------------------------

     The Company's financial instruments consist of cash, short-term receivables and short-term liabilities. Short-term liabilities consist of accounts payable to non-affiliated parties; deferred compensation and related taxes are accrued under employee and consultant agreements. The carrying value of all instruments approximates their fair value.

                            ASSURETEC HOLDINGS, INC.
                         (formerly TECH VENTURES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2003

Revenue Recognition
-------------------

     Revenues from product sales are recorded when shipped.

Equipment
---------

     Equipment is stated at cost. Depreciation and amortization are provided using an accelerated method over the estimated useful lives of three to seven years. Repairs and maintenance are charged to expense when incurred. Any gain or loss resulting from the disposal of equipment is included in operations and the cost and related accumulated depreciation are removed from the respective account balances.

Income Taxes
------------

     Under FASB Statement No. 109, Accounting for income taxes, deferred income taxes are recognized for the tax consequences in future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period of deferred tax assets and liabilities.

Minority Interest
-----------------

     Various individuals own a majority interest in AssureTec Systems. For the purposes of financial statement presentation, their interest in AssureTec Systems is separately stated in the stockholders' equity section of the balance sheet under Minority Interest and represents their contributed capital and accumulated losses for their interest in AssureTec Systems.

Research and Development Expenditures
-------------------------------------

     The research and development costs associated with the AssureTec technology and for which the Company has no future use other than this project have been written off in the period the funds were expended.

                            ASSURETEC HOLDINGS, INC.
                         (formerly TECH VENTURES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2003

Future Operations/Going Concern
-------------------------------

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has limited assets, a negative working capital of $2,152,498, an accumulated deficit, including minority interest and losses prior to development stage of $3,409,920 and a total stockholders' deficiency of $3,233,804, all of which raise substantial doubt about its ability to continue as a going concern.

Loss Per Common Share
---------------------

     Loss per common share is computed using the weighted-average number of common shares outstanding during each period.

     As of September 30, 2003 and 2002 the net loss per share was calculated as follows:

                                                    2003              2002
                                              ---------------   ---------------
     Net loss before minority interest      $       (652,932)  $     (409,676)
     Weighted Average Shares                       5,433,800         5,433,800
                                                   ---------         ---------

     Basic and diluted loss per share       $         (0.12)   $         (0.08)
                                                ============             ======

2.   Technology
     ----------

     AssureTec Systems has developed an integrated identity document management platform that can automatically identify and validate any identity document type being presented, regardless of whether the document has been printed according to International Civil Aviation Organization (" ICAO") standards.

     Furthermore, the AssureTec Systems platform includes a proprietary document specifications library that ascertains the degree to which security features and known document characteristics are present or absent in any document being presented, whether ICAO standard or not. This capability enables a higher level of automation, with a higher degree of public access, security risk management, to a border, passenger check-in terminal, sensitive facility, or other control point.

     As a subset of this document management software product, AssureTec Systems offers document authentication management for each document type supported. The software utilizes a weighted risk-scoring scheme for each security feature confirmed, or absent, based on the individual requirements of a particular access point.

                            ASSURETEC HOLDINGS, INC.
                         (formerly TECH VENTURES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2003

     Once a document in the AssureTec Systems data library has been recognized by the AssureTec Systems automated identity document management system, predetermined protocols are applied according to the specific requirements of the local control point. These rules and protocols drive the level of data extraction and enable further analyses including: biometrics, document security feature analysis (authentication), matching to watch lists, stolen document lists, passenger manifests, and the like.

     The research and development costs associated with the AssureTec Systems technology and for which the company has no future use other than this project have been written off in the period the funds were expended.

3.   Equity
     ------

     As of June 12, 2002 the Company issued 5,433,800 shares of common stock at a par value of $.001 per share that also approximates their fair market value. Additionally 105,200 options to acquire a like number of shares of common stock are outstanding as of September 30, 2003.

4.   Notes and Loans by Stockholders
     -------------------------------

     Notes payable and loans payable are due to AssureTec Systems, Inc. by shareholders of AssureTec Systems as follows:


                                                                         September 30, 2003   June 30, 2003
                                                                         ------------------   -------------
Note payable to a stockholder, who is not an officer,
   director or 5% beneficial stockholder and who is
   currently an employee, is payable on demand with
   interest of 5% per annum accrued since December
   2002. The note is convertible into shares of common
   stock at ratio of 2.86 shares for each dollar of
   principal and interest outstanding.                                         $  72,550          $ 72,550

Notes payable to certain stockholders, none of whom is
   an officer, director or 5% beneficial stockholder, are
   payable without interest within five business days of
   AssureTec achieving an aggregate capitalization from
   parties unaffiliated with AssureTec of $1,000,000.                             83,205            83,205

Loan payable, stockholder                                                          9,260                 -
                                                                                   -----           -------
   TOTAL                                                                       $ 165,015          $155,755
                                                                                 =======           =======

     Interest under these obligations of $900 and $0 for three months ended September 30, 2003 and 2002, respectively has been accrued in these financial statements.

                            ASSURETEC HOLDINGS, INC.

                         (formerly TECH VENTURES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2003

5.   Related Party Transactions
     --------------------------

     Dr. R Bruce Reeves will own, after the Holdings Spin-Off, approximately 49.5% of the Company and owns approximately 48.54% of AssureTec Systems. At June 30, 2003, AssureTec Systems owed Dr. Reeves and his affiliates $976,825. In November 2002 a mutual option between Dr. Reeves and AssureTec was created whereby, at the close of each quarter, any advances from Dr. Reeves made to AssureTec Systems from inception became convertible into stock of AssureTec. At the written request of the subsidiary, AssureTec Systems could "Put" the cumulative balance to Dr. Reeves forcing conversion of all balances at a price of $.20 per share; in the alternative, Dr. Reeves could "Call" shares using the advances at his option at a price of $.25 per share until cancelled in writing subject to a 30 day advance notice in writing.

6.   Subsequent Event
     ----------------

     On October 29, 2003 the Company changed its name from Tech Ventures, Inc. to AssureTec Holdings, Inc. to better identify itself with the subsidiary, AssureTec Systems, Inc.

     On November 28, 2003, the Company authorized the Designation of Convertible Series A-1 Preferred Stock (the "Systems Preferred"). Each share of preferred stock is convertible into 5,000 fully paid and non-assessable shares of Common Stock at an initial per share price of $.20 for the common stock. Future conversion of any additional preferred stock shall be adjusted based upon a formula computed by the number of shares of common stock outstanding, the average price per share received by the corporation and the number of shares of Common Stock issued at the time of conversion. Conversion shall be automatic upon the closing of a public offering. As of September 30, 2003, AssureTec Systems owed $1,043,040 to R.T. Robertson Consultants, Inc. ("RTRC"), an entity owned by Dr. Reeves and his family. Of this amount, approximately $260,000 was owed for services of Dr. Reeves, $425,123 is owed to Dr. Reeves' affiliates for salary advances made to AssureTec Systems employees, and the remainder is owed for cash advances made to AssureTec Systems by Dr. Reeves and for reimbursable expenses incurred by Dr. Reeves on behalf of AssureTec Systems. On November 28, 2003, the money owed by AssureTec Systems to RTRC was converted into shares of Systems Preferred at the ratio of one share for each $1,000 of debt outstanding. The Systems Preferred has substantial preferential rights, including the right to appoint three directors of AssureTec Systems, conversion rights and anti-dilution features.

     Immediately following the Element 21 Acquisition in October of 2003, the Board of Directors of Element 21 resolved to effect, by exemption from registration under the Securities Act of 1933, a distribution (the "Holdings Spin-Off") of Element 21's interests in AssureTec Holdings, to Element 21 stockholders of record as of October 4, 2002 excluding, in accordance with the consent of such stockholders, the shares held by stockholders who received shares of Element 21's common stock in connection with the Element 21 Acquisition.

                            ASSURETEC HOLDINGS, INC.
                         (formerly TECH VENTURES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2003

     At or about the time of the Holdings Spin-Off estimated to occur February 15, 2004, AssureTec Holdings intends to conduct a share exchange (the "Systems Exchange') with stockholders of AssureTec Systems (the "Minority Interest" shareholders) in order to acquire the remaining shares of AssureTec Systems not currently owned by AssureTec Holdings. These shareholders of Systems represent 65.8% ownership in the subsidiary (the Minority Interest). Pursuant to the proposed Systems Exchange, each shareholder of AssureTec Systems will have the right to receive two shares of AssureTec Holdings common stock for every one share of AssureTec Systems common stock owned by such holder. In addition, each holder of an option to acquire one share of AssureTec Systems common stock (a "Systems Option") will have the right to exchange his or her Systems Option for an option to acquire two shares of AssureTec Holdings at a price per share equaling one-half of the exercise price of the exchanged Systems Option, and otherwise on the same terms and conditions as provided by such holder's Systems Option. The officers and directors of AssureTec Systems, who own in the aggregate approximately 43.5% of the outstanding voting securities of AssureTec Systems (not including options), have indicated their respective intentions to participate in the Systems Exchange. Following the exchange it is anticipated that Systems will become a wholly owned subsidiary of Holdings.

                                    PART III

                        INDEX AND DESCRIPTION OF EXHIBITS

  Exhibit
  Number                 Description
----------  --------------------------------------------------------------------

3(i).1      Certificate of Incorporation dated June 12, 2002.  Filed herewith.

3(ii).2 Certificate of Amendment to Certificate of Incorporation dated October 28, 2003. Filed herewith.

3(ii)       Bylaws.  Filed herewith.

4.1         Statement of Designations and Preferences of AssureTec Systems, Inc.
            Series A-1 Preferred Stock. Filed herewith.

10.1 Employment Agreement between AssureTec Systems, Inc. and R. Bruce Reeves dated October 2, 2001. Filed herewith.

10.2        Employment Agreement between AssureTec Systems, Inc. and Robert C.
            Babbitt dated January 20, 2003.  Filed herewith.

10.3        Employment Agreement between AssureTec Systems, Inc. and Bruce C.
            Monk dated October 10, 2001.

10.4 Consultant Agreement between Thomas Colatosti and AssureTec Systems, Inc. dated July 1, 2003. Filed herewith.

10.5 Employment Agreement between AssureTec Systems, Inc. and Glenn Larson, Sr. dated November 25, 2002. Filed herewith.

10.6        Form of Deferred Compensation Letter Agreement.  Filed herewith.

21          Subsidiaries of the Registrant.  Filed herewith.

23          Consent of Stephen A. Diamond.  Filed herewith.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, has been signed below by the following persons in the capacities and on the dates indicated.



                                                     ASSURETEC HOLDINGS, INC.



Date:  December 10, 2003                             By: _______________________
                                                         R. Bruce Reeves
                                                         President and Director



Date:  December 10, 2003                             By: _______________________
                                                         Thomas Colatosti
                                                         Director


                                       47